FILE NO. 333-237378

CIK #1807488

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549-1004

Amendment No. 1 to the

Registration Statement

on

Form S-6

For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

A.	Exact name of Trust:	MORGAN STANLEY PORTFOLIOS, SERIES 40

B.	Name of Depositor:	MORGAN STANLEY SMITH BARNEY LLC

C.	Complete address of Depositor’s principal executive offices:

MORGAN STANLEY SMITH BARNEY LLC

2000 Westchester Avenue

Purchase, New York 10577

D.	Name and complete address of agents for service:

PAUL HASTINGS LLP	MORGAN STANLEY SMITH BARNEY LLC
Attention: Michael R. Rosella, Esq.	Attention: Michael B. Weiner, Esq.
200 Park Avenue	2000 Westchester Avenue
New York, New York 10166	Purchase, New York 10577

E.	Title of securities being registered: Units of fractional undivided beneficial interest

F.	Approximate date of proposed sale to the public:

AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE
OF THE REGISTRATION STATEMENT

☒                                  Check box if it is proposed that this filing will become effective immediately upon filing on April 30, 2020, pursuant to Rule 487.

Optimized Equity Dividend Strategy, Series 10

A UNIT INVESTMENT TRUST

The unit investment trust named above (the "Trust") is included in Morgan Stanley Portfolios, Series 40. The Trust identifies a portfolio of stocks with high current dividend yields, optimized towards factors including fundamental valuation, quality, growth and price characteristics that may generate strong, relative, total returns through varied market environments.

Please refer to the Investment Summary on the following page under Investment Concept and Selection Process for a description of the Trust's strategy.

Prospectus dated April 30, 2020

Read and retain this Prospectus for future reference

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

INVESTMENT PRODUCTS: NOT FDIC INSURED; NO BANK GUARANTEE; MAY LOSE MONEY

Optimized Equity Dividend Strategy, Series 10

INVESTMENT SUMMARY

Use this Investment Summary to help you decide whether the portfolio comprising the Optimized Equity Dividend Strategy, Series 9 (the "Trust") is right for you. More detailed information can be found later in this Prospectus.

Investment Objective

The objective of the Trust is to provide a high level of dividend income along with capital appreciation.

There is no guarantee that the Trust will achieve its investment objective.

Investment Strategy

The Trust uses a "buy and hold" strategy with a portfolio of stocks, designed to remain fixed over its fifteen month life. Unlike a mutual fund, the Trust's portfolio is not managed.

Investment Concept and Selection Process

The Trust will seek to meet its objective by investing in a portfolio of stocks with high current dividend yields that also possess certain fundamental valuation, quality, growth and price characteristics, selected as of the close of business on April 27, 2020 (the "Selection Date"). At least 80% of the Trust's assets consist of equities with a positive Dividend Yield (as defined below under "Glossary of Terms—Dividend Yield") as of the Selection Date. The Sponsor, Morgan Stanley Smith Barney LLC, utilizes the Fundamental Factor Score (FFS), a proprietary stock scoring system that seeks to provide an objective, quantitative methodology to identify companies with strong fundamental characteristics including growth in dividend yield, low valuations, high quality, current, historical and sustainable growth, and positive pricing trends. Ultimately, the Trust's objective strategy generates an "optimized" portfolio of 50 to 75 stocks weighted in a manner that maximizes the overall portfolio's weighted average FFS, subject to a number of constraints on portfolio construction. Such constraints include limits on the overall portfolio's predicted volatility, risk, dividend yield, sector and industry exposure, as well as individual position size. A complete discussion of these constraints is provided under "Glossary of Terms—Portfolio Optimization Process". Portfolio optimization generally refers to the process of determining weights of securities in a portfolio such that it best suits a given objective. The Sponsor believes that a portfolio of stocks, optimized towards achieving the highest possible weighted average FFS for the overall portfolio, has the potential to generate an attractive dividend yield along with strong, relative, total returns through varied market environments. The Sponsor has developed a set of objective selection criteria in order to identify and construct such a portfolio. The Sponsor implemented the selection criteria on the Selection Date, using FactSet, Compustat and I/B/E/S data, as well as the Axioma Portfolio OptimizerTM and Barra services, all available through FactSet.* As of the Selection Date, the Sponsor implements the following steps:

1.  Identify the 1,200 largest common stocks trading in the U.S. ("U.S. 1,200 Universe") based on market capitalization.

2.  Assign a Fundamental Factor Score to each stock in the U.S. 1,200 Universe.

3.  Implement the Portfolio Optimization Process, which generates a portfolio of 50 to 75 stocks with the highest weighted average Fundamental Factor Score, subject to the stated constraints.

Glossary of Terms

•  U.S. 1,200 Universe—The initial universe of eligible stocks is established by identifying common stocks that trade on any of the NYSE, NASDAQ or NYSE Market exchanges, excluding all master limited partnerships and American Depositary Receipts (ADRs). Any stocks for which a month-end price is unavailable from both FactSet and Compustat is also excluded. From the remaining eligible stocks, the 1,200

*  FactSet provides integrated financial information and analytical applications to the investment community through its software platform. Compustat is a database that provides financial, statistical and market information on active and inactive global companies throughout the world. "I/B/E/S" is a database of security recommendations and estimates from many different contributing firms that translates the data into uniform consensus average recommendations and estimates. The Axioma Portfolio OptimizerTM is a portfolio construction service that provides optimization-based decision support based upon user-generated constraints. Barra is a data analytics suite that provides a variety of equity risk, performance attribution, and optimization tools. The Compustat and I/B/E/S databases, as well as the Axioma Portfolio OptimizerTM and Barra services, are each available through the FactSet platform. Neither the Sponsor, nor Morgan Stanley, is affiliated with FactSet, Compustat, I/B/E/S, Barra or Axioma.

largest stocks by market capitalization are selected for the U.S. 1,200 Universe.

•  Fundamental Factor Score—The Sponsor generates this score for each stock using its proprietary stock scoring system that provides an objective, quantitative scoring methodology based on 13 factors (described below) evaluating fundamental characteristics in the following four categories: Valuation, Quality, Growth and Price. Each stock receives a percentile rank between 1 and 100 for each of the 13 factors. The resulting 13 factor rankings are averaged according to their relative percentage weights (as indicated in each of the 13 factor headings below) to ultimately generate each stock's Fundamental Factor Score. The Fundamental Factor Score calculations are performed in FactSet using the Compustat Point-in-Time, FactSet and I/B/E/S databases. The four categories and 13 factors are as follows:

Valuation

1.  Valuation Composite (25% of FFS)—The following 4 data points contribute equally to generate a Valuation Composite factor ranking:

º  Next Unreported Fiscal Year Consensus Earnings Per Share to Price Ratio—This is an equity valuation multiple reflecting a company's market price per share divided by the earnings estimate for the next full unreported fiscal year, as calculated and reported through FactSet;

º  Free cash flow to price over the last 12 months;

º  Net Operating Cash Flow to Price—This is an equity valuation multiple reflecting a company's market price per share divided by net operating profit after tax, as calculated and reported through FactSet. Net operating profit after tax is a company's after-tax operating profit for all investors, including shareholders and debt holders; and

º  EBITDA divided by Enterprise Value—EBITDA is a company's earnings before interest, taxes, depreciation and amortization. Enterprise Value equals market capitalization plus the sum of debt and preferred stock minus cash and cash equivalents.

Quality

2.  Return on Equity (ROE) (15% of FFS)—ROE is calculated as trailing year of reported earnings to common equity divided by the average of the most recent reported shareholders' equity and the reported shareholders' equity from the prior year.

3.  Return on Equity Standard Deviation (5% of FFS)—The standard deviation of a company's ROE over the last 20 quarters.

4.  Return on Equity Adjusted Trend (2.5% of FFS)—The trend of a stock's ROE over the last 20 quarters, as calculated and reported through FactSet.

5.  Dividend Yield Adjusted Trend (12.5% of FFS)—The trend of a stock's Dividend Yield over the last 60 months, as calculated and reported through FactSet.

6.  EBITDA Margin (7.5% of FFS)—EBITDA divided by sales over the last 12 months.

7.  EBITDA Margin Standard Deviation (3.75% of FFS)—The standard deviation of a company's EBITDA Margin over the last 20 quarters.

8.  EBITDA Margin Adjusted Trend (3.75% of FFS)—The trend of a stock's EBITDA Margin over the last 20 quarters, as calculated and reported through FactSet.

9.  Relative Long Term Debt to Equity (2.5% of FFS)—A stock's long-term debt to equity ratio relative to its industry or sector, as calculated and reported through FactSet.

Growth

10.  Historical Growth (5% of FFS)—The adjusted trend of a stock's historical EBITDA over the last 20 quarters, as calculated and reported through FactSet.

11.  Forward Growth Composite (2.5% of FFS)—A composite indicator of a stock's expected earnings prospects, reflecting an equally weighted average of four components: the stock's expected growth in the current fiscal year, its expected growth in each of its next two full unreported fiscal years, and its expected long-term growth, all as calculated and reported through FactSet.

Price

12.  Price Volatility Composite (5% of FFS)—A composite indicator of a stock's historical price volatility, reflecting an equally weighted average of its 90 day daily standard deviation of prices, its 1 year daily standard deviation of prices, and its 3 year daily standard deviation of prices, all as calculated and reported through FactSet.

13.  Price Momentum Composite (10% of FFS)—A composite indicator of a stock's historical price momentum, reflecting an equally weighted average of two components, the first of which is a stock's price change for the period ranging from 12 months to 2 weeks prior to the Selection Date. The second component of the Price Momentum Composite is calculated by averaging on an equally weighted basis a stock's (i) 6-month Risk Adjusted Price Momentum (price change over the last 6 month/3 year weekly price volatility), and (ii) 12-month Risk Adjusted Price Momentum (price change over the last 12 month/3 year weekly price volatility). All elements required to produce a stock's Price Momentum Composite are calculated and reported through FactSet.

•  Portfolio Optimization Process—Using the Axioma Portfolio OptimizerTM service available through FactSet, a portfolio yielding the highest possible weighted average FFS is generated from among the stocks in the U.S. 1,200 Universe using the following constraints:

º  Portfolio consisting of no less than 50 and no more than 75 stocks;

º  Portfolio with a weighted average Predicted Beta of no less than 0.8 and no greater than 1.2, as calculated by Barra (through the Axioma Portfolio OptimizerTM service). Generally, beta is a measure of the volatility, or systematic risk, of an investment in comparison to the broader market as a whole. Predicted Beta, which is the beta value calculated by Barra, is a forecast of a stock's sensitivity to the market;

º  Portfolio with a weighted average Dividend Yield of no less than 2 times that of the S&P 500 Index;

º  Individual holding size within the portfolio no greater than 4.00% of the portfolio and no less than 0.50% of the portfolio;

º  Exposure to any sector, as defined by Global Industry Classification Standard (GICS), of no more than 2 times that found for such sector in the S&P 500 Index;

º  Exposure to any industry, as defined by GICS, of no more than 2 times that found for such industry in the S&P 500 Index; and

º  Portfolio with a weighted average Active Risk no greater than 3.25, as calculated by Barra (through the Axioma Portfolio OptimizerTM service). Active risk is a measure of a given portfolio's deviation from a stated benchmark, which in the case of the Trust, the benchmark is the S&P 500 Index.

•  Dividend Yield—This data point, as referenced in both the Fundamental Factor Score calculation and in the Portfolio Optimization Process, reflects a stock's current indicated dividend yield as reported in FactSet using the Compustat Point-in-Time database.

Principal Risk Factors

Holders can lose money by investing in the Trust. The value of your units may increase or decrease depending on the value of the stocks which make up the Trust. In addition, the amount of dividends you receive depends on each particular issuer's dividend policy, the financial condition of the securities and general economic conditions.

The Trust consists of common stocks. If you invest in the Trust, you should understand the potential risks generally associated with common stocks, which include:

•  The financial condition of the issuer may worsen.

•  The rate of the dividends previously paid may be reduced or even eliminated.

•  The ongoing global coronavirus pandemic has led to increased levels of market distress and volatility, as well as decreased economic activity, any of which may adversely impact the Trust's securities during the life of the Trust.

•  The stock market is also subject to volatile increases or decreases in value as market confidence in and perceptions of issuers change.

In addition, the Trust's portfolio holdings are concentrated in the common stocks of information technology companies. A trust is considered to be "concentrated" in a particular industry or sector when the securities in a particular industry or sector constitute 25% or more of the total asset value of the portfolio. The Trust's portfolio also invests significantly in the common stocks of communication services companies, consumer product companies, and health care companies. Please also refer to the "Risk Factors" section for a complete discussion of the corresponding risks. Compared to the broad market, an individual industry or sector may be more strongly affected by:

•  Highly competitive pressures on pricing.

•  Changes in the interest rates and general economic conditions.

•  Changes in the market prices of particular dominant stocks within the industry.

•  Approval by government agencies and changes in government regulation.

•  Changing domestic and international demand for a particular product.

The Trust's portfolio contains securities issued by 75 companies, which means that Holders should anticipate more price volatility than would occur in an investment in a portfolio which contains a greater number of issuers. A unit investment trust is not actively managed and the Trust will not sell securities in response to ordinary market fluctuations. Instead, securities will not usually be sold until the Trust terminates, which could mean that the sale price of the Trust's securities may not be the highest price at which these securities traded during the life of the Trust. Also, this means that securities may remain in the Trust even though they no longer meet the criteria of the Trust's investment strategy.

Public Offering Price

On the first day units are made available to the public, the Public Offering Price will be approximately $10.00 per unit, with a minimum purchase of $1,000 ($250 for retirement accounts). The Public Offering Price is based upon the net asset value of the Trust, the latter of which is calculated by:

•  Adding the combined market value of the securities in the Trust to any other assets held, including but not limited to cash, dividends receivable on securities trading ex-dividend, and

•  Subtracting therefrom all liabilities of the Trust, which include, among others, any accrued fees and expenses of the Trust, taxes and undistributed income or capital.

The Public Offering Price per unit is calculated by dividing the net asset value of the Trust by the number of units outstanding (net asset value per unit) and adding an applicable initial sales charge. The Public Offering Price will change daily because prices of the underlying securities will fluctuate. In addition, during the initial public offering period, a per unit amount sufficient to reimburse the Sponsor for organization costs is added to the Public Offering Price.

Market for Units

The Sponsor intends to repurchase units at a price based on their net asset value per unit. If the Sponsor decides to discontinue the policy of repurchasing units, you can redeem units through the Trustee, at a price determined by using the same formula.

Rollover Option

You may rollover all or a portion of your redemption or termination proceeds into any Sponsor-deposited trust in its initial offering period (a "Rollover Series"), including any future Trust series, if available. If you decide not to rollover your proceeds into a Rollover Series, you will receive a cash distribution after the Trust terminates. You will pay your share of expenses associated with a termination or rollover, including brokerage commissions on any sale of securities, as well as the sales charges and expenses of a Rollover Series. See "Rollover Option".

FEE TABLE

This Fee Table is intended to help you to understand the costs and expenses that you will bear directly or indirectly based on a $10 Public Offering Price per Unit. Actual expenses will vary. See Public Sale of Units and Expenses and Charges. Although the Trust is a unit investment trust rather than a mutual fund, this information is presented to permit a comparison of fees.

Unitholder Transaction Expenses

	As a % of Public Offering Price		Amounts per 100 Units
Initial Sales Charge Imposed on Purchase (as a percentage of offering price)	0.00	%*	$0.00
Maximum Deferred Sales Charge	1.35	%**	$13.50
Creation and Development Fee	0.50	%***	$5.00
Maximum Sales Charge (including Creation and Development Fee)	1.85%		$18.50
Reimbursement to Sponsor for Estimated Organization Costs	0.500%		$5.00

Estimated Annual Trust Operating Expenses

	As a % of Net Assets		Amounts per 100 Units
Trustee's Fee	0.108%		$1.05
Maximum Portfolio Supervision, Bookkeeping, Administrative and Evaluation Fees	0.092%		$0.90
Other Operating Expenses	0.067	%****	$0.65
Total	0.267%		$2.60

Example

This example helps you compare the cost of the Trust with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Trust's annual return is 5%. Your actual returns and expenses will vary. This example also assumes that you continue to follow the Trust strategy and rollover your investment, including all distributions, into a new trust each year subject to a sales charge of 1.85%. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in this and successor trusts over the time period:

1 year	$263
3 years	809
5 years	1,380
10 years	2,934

*  The initial sales charge is equal to the difference between the maximum sales charge (including the creation and development fee) of 1.85% and the sum of any remaining deferred sales charge and the creation and development fee. There is no initial sales charge if the Unit price is $10.00 per Unit or less. If the Unit price exceeds $10.00 per Unit an initial sales charge is paid at the time of purchase. See Public Sale of Units—Public Offering Price for further detail on how the sales charges are calculated.

**  The deferred sales charge is a fixed dollar amount equal to $0.135 per Unit. The deferred sales charge will be paid from the Trust to the Sponsor in three monthly installments. If the Unit price exceeds $10.00 per Unit, the deferred sales charge will be less than 1.35%; if the Unit price is less than $10.00 per Unit, the deferred sales charge will exceed 1.35%. If Units are redeemed at any time prior to the Trust's final deferred sales charge payment, any uncollected portion of the $0.135 per Unit deferred sales charge amount will be deducted from the proceeds.

***  The creation and development fee compensates the Sponsor for the creation and development of the Trust. The actual fee is $0.05 per Unit payable as of the close of the initial public offering period, which is expected to be approximately three months from the Initial Date of Deposit. If the Unit price exceeds $10.00 per Unit, the creation and development fee will be less than 0.50%; if the Unit price is less than $10.00 per Unit, the creation and development fee will exceed 0.50%.

****  "Other Operating Expenses" is based upon the estimated size of the Trust determined as of the Initial Date of Deposit. Because certain of the operating expenses are fixed amounts, if the Trust does not reach its estimated size or falls below the estimated size over its life, the actual amount of these operating expenses may exceed the amounts reflected. In some cases, the actual amount of operating expenses may substantially differ from the amounts reflected above. The estimate for "Other Operating Expenses" does not include brokerage costs and other transactional fees.

Optimized Equity Dividend Strategy, Series 10

SUMMARY OF ESSENTIAL INFORMATION AS OF April 30, 2020†

Sponsor, Supervisor and Evaluator

Morgan Stanley Smith Barney LLC

Trustee and Distribution Agent

The Bank of New York Mellon

Unit Price as of Initial Date of Deposit

$10 per Unit

Sales Charge

The maximum aggregate sales charge (including the creation and development fee) is 1.85%. The initial sales charge is the difference between the maximum sales charge of 1.85% and the sum of the total deferred sales charge of $0.135 per Unit and the creation and development fee of $0.050 per Unit. The initial sales charge, if any, is paid directly from the amount invested. The deferred sales charge is paid in three monthly installments on the Deferred Sales Charge Payment Dates. The combination of the initial (if any) and deferred sales charges comprises the "transactional sales charge". Upon a repurchase, redemption or exchange of Units before the final Deferred Sales Charge Payment Date, any remaining deferred sales charge payments will be deducted from the proceeds. The creation and development fee is paid at the close of the initial offering period. The Trust's initial offering period is anticipated to last approximately three months from the Initial Date of Deposit.

Deferred Sales Charge Payment Dates

August 15, 2020, and the 15th day of each month thereafter, through October 15, 2020.

Termination Date

August 2, 2021, or at any earlier time by the Sponsor with the consent of Holders of two-thirds of the Units then outstanding or any earlier time as permitted or required by the Trust Indenture.

†  The Initial Date of Deposit. The Initial Date of Deposit is the date on which the Trust Indenture between the Sponsor and the Trustee was signed and the deposit with the Trustee was made.

Distributions

Distributions of income, if any, will be made on the Distribution Day to Holders of record on the corresponding Record Day. Distributions will be paid in cash, unless a Holder elects to reinvest his or her distribution in additional Units of the Trust. A final distribution will be made upon termination of the Trust.

Record Day

The 10th day of August 2020 and monthly thereafter.

Distribution Day

The 25th day of August 2020 and monthly thereafter, and upon termination and liquidation of the Trust.

Evaluation Time

4:00 p.m. Eastern time (or earlier close of the New York Stock Exchange).

Minimum Value of the Trust

The Trust Indenture may be terminated early if the net asset value of the Trust is less than $1,000,000 or less than 40% of the net asset value of the Trust at the completion of the initial public offering period.

Trustee's Annual Fee

$0.0105 per Unit.

Sponsor's Annual Fee

Maximum of $0.009 per Unit.

CUSIPs

Cash – 61773C100

Wrap Fee – 61773C118

Ticker Symbol

MSODGX

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Morgan Stanley Smith Barney LLC (the Sponsor), and Unit Holders of Morgan Stanley Portfolios, Series 40:

Opinion on the Statement of Financial Condition, Including the Portfolio of Investments

We have audited the accompanying statement of financial condition, including the portfolio of investments, of Morgan Stanley Portfolios, Series 40, comprising Optimized Equity Dividend Strategy, Series 10, (the "Trust"), as of the opening of business on April 30, 2020 (Initial Date of Deposit), and the related notes. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Trust as of the opening of business on April 30, 2020 (Initial Date of Deposit), in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This statement of financial condition is the responsibility of the Trust's Sponsor. Our responsibility is to express an opinion on this statement of financial condition based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Trust in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement, whether due to error or fraud. The Trust is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Trust's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the statement of financial condition, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the statement of financial condition. Our audit also included evaluating the accounting principles used and significant estimates made by the Trust's Sponsor, as well as evaluating the overall presentation of the statement of financial condition. Our procedures included confirmation of contracts to purchase, by correspondence with the broker, as shown in the statement of financial condition as of the opening of business on April 30, 2020. We believe that our audit provides a reasonable basis for our opinion.

/s/ DELOITTE & TOUCHE LLP

New York, New York

April 30, 2020

We have served as the auditor of one or more Unit Investment Trusts sponsored by Morgan Stanley Smith Barney LLC since 2014.

Optimized Equity Dividend Strategy, Series 10

Statement of Financial Condition as of Initial Date of Deposit, April 30, 2020

TRUST PROPERTY(1)
Investment in Securities:
Contracts to purchase Securities(2)	$203,540
Total	$203,540
LIABILITIES(1)
Reimbursement to Sponsor for Organization Costs(3)	$1,017
Deferred Sales Charge(4)	2,748
Creation and Development Fee(5)	1,018
Total	$4,783
INTEREST OF UNITHOLDERS
20,354 Units of fractional undivided interest outstanding:
Cost to investors(6)	$203,540
Less: Gross underwriting commissions(7)	3,766
Less: Reimbursement to Sponsor for Organization Costs(3)	1,017
Net amount applicable to investors	$198,757
Total	$203,540
Net asset value per Unit	$9.765

Notes to Statement of Financial Condition

(1)  The Trustee has custody of and responsibility for all accounting and financial books and records. The Sponsor is responsible for preparation of the financial statements in accordance with U.S. generally accepted accounting principles based upon the books and records provided by the Trustee. The preparation of financial statements in accordance with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported therein. Actual results could differ from these estimates.

(2)  Aggregate cost to the Trust of the Securities listed under Portfolio of the Trust, on the Initial Date of Deposit, is determined by the Evaluator on the basis set forth in footnote 2 to the Portfolio. See also the column headed Market Value of Securities.

(3)  A portion of the Public Offering Price consists of an amount sufficient to reimburse the Sponsor for all or a portion of the costs of establishing the Trust. These organization costs have been estimated at $0.0500 per Unit for the Trust. A payment will be made as of the close of the initial public offering period to an account maintained by the Trustee from which the obligation of the investors to the Sponsor will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of the Trust.

(4)  A deferred sales charge of $0.135 per Unit is payable in three installments on each of the Deferred Sales Charge Payment Dates. Distributions will be made to an account maintained by the Trustee from which the deferred sales charge obligation of the investors to the Sponsor will be satisfied. If Units are redeemed prior to the end of the initial offering period, the remaining portion of the deferred sales charge applicable to such Units will be transferred to such account on the redemption date.

(5)  A creation and development fee in the amount of $0.05 per Unit is payable by the Trust on behalf of the Holders out of the assets of the Trust as of the close of the initial offering period. If Units are redeemed prior to the close of the initial public offering period, the creation and development fee will not be deducted from the proceeds.

(6)  The cost to investors represents the public offering price (computed on the basis set forth under Public Sale of Units—Public Offering Price) plus estimated organization costs.

(7)  Assumes a maximum aggregate sales charge (including the creation and development fee) of 1.85% of the Public Offering Price (1.885% of the net amount invested) computed on the basis set forth under Public Sale of Units—Public Offering Price.

Optimized Equity Dividend Strategy, Series 10

PORTFOLIO AS OF THE INITIAL DATE OF DEPOSIT, APRIL 30, 2020

Securities(1)	Stock Symbol	Number of Shares	Percentage of Portfolio	Market Value of Securities(2)
Communication Services – 11.93%
Alphabet, Inc.-Class A	GOOGL	5	3.30%	$6,710.90
AT&T, Inc.	T	136	2.10	4,274.48
Comcast Corporation-Class A	CMCSA	61	1.17	2,379.00
Facebook, Inc.-Class A	FB	22	2.10	4,272.18
Netflix, Inc.	NFLX	5	1.01	2,059.45
Omnicom Group, Inc.	OMC	37	1.11	2,270.32
Verizon Communications, Inc.	VZ	40	1.14	2,324.80
Consumer Discretionary – 7.63%
Amazon.com, Inc.	AMZN	3	3.50	7,118.13
Home Depot, Inc.	HD	14	1.53	3,105.34
McDonald's Corporation	MCD	11	1.01	2,066.02
NIKE, Inc.-Class B	NKE	21	0.91	1,849.47
Starbucks Corporation	SBUX	18	0.68	1,383.48
Consumer Staples – 7.91%
Altria Group, Inc.	MO	53	1.05	2,144.91
Coca-Cola Company	KO	35	0.81	1,649.20
Costco Wholesale Corporation	COST	12	1.81	3,685.08
Hershey Company	HSY	15	0.99	2,016.15
Mondelez International, Inc.-Class A	MDLZ	28	0.70	1,429.40
PepsiCo, Inc.	PEP	14	0.92	1,867.04
Philip Morris International, Inc.	PM	19	0.71	1,453.50
Procter & Gamble Company	PG	16	0.92	1,873.28
Energy – 3.17%
Occidental Petroleum Corporation	OXY	164	1.35	2,751.92
Targa Resources Corp.	TRGP	303	1.82	3,702.66
Financials – 9.59%
AGNC Investment Corp.	AGNC	121	0.76	1,541.54
Bank of America Corp.	BAC	99	1.21	2,453.22
Berkshire Hathaway, Inc.-Class B	BRK.B	9	0.84	1706.49
BlackRock, Inc.	BLK	2	0.50	1,022.78
CNA Financial Corporation	CNA	88	1.41	2,881.12
Invesco Ltd.	IVZ	217	0.92	1,870.54
JPMorgan Chase & Co.	JPM	33	1.59	3,229.38
New Residential Investment Corp.	NRZ	466	1.50	3,056.96
T. Rowe Price Group	TROW	15	0.86	1,753.80

Optimized Equity Dividend Strategy, Series 10

Securities(1)	Stock Symbol	Number of Shares	Percentage of Portfolio	Market Value of Securities(2)
Health Care – 14.92%
Abbott Laboratories	ABT	17	0.77%	$1,568.76
AbbVie, Inc.	ABBV	32	1.32	2,680.32
Amgen, Inc.	AMGN	12	1.39	2,828.28
Biogen, Inc.	BIIB	5	0.75	1,523.55
Bristol-Myers Squibb Company	BMY	28	0.85	1,725.64
Eli Lilly and Company	LLY	9	0.69	1,396.44
Johnson & Johnson	JNJ	32	2.36	4,807.68
Medtronic PLC(3)	MDT	25	1.22	2,478.50
Merck & Co., Inc.	MRK	45	1.79	3,634.65
Pfizer, Inc.	PFE	66	1.24	2,515.92
UnitedHealth Group Incorporated	UNH	18	2.54	5,177.70
Industrials – 8.71%
3M Company	MMM	11	0.84	1,718.86
Eaton Corp. PLC(3)	ETN	38	1.60	3,259.64
Fastenal Company	FAST	49	0.88	1,800.26
Honeywell International, Inc.	HON	9	0.65	1,315.44
Illinois Tool Works, Inc.	ITW	17	1.40	2,847.67
Lockheed Martin Corporation	LMT	6	1.14	2,327.46
Union Pacific Corporation	UNP	18	1.44	2,934.90
United Parcel Service, Inc.-Class B	UPS	16	0.76	1,537.76
Information Technology – 30.11%
Accenture PLC-Class A(3)	ACN	15	1.38	2,813.40
Adobe, Inc.	ADBE	10	1.72	3,491.70
Apple, Inc.	AAPL	29	4.10	8,344.17
Automatic Data Processing, Inc.	ADP	19	1.36	2,770.96
Broadcom, Inc.	AVGO	6	0.81	1,656.12
Cisco Systems, Inc.	CSCO	87	1.85	3,770.58
Intel Corporation	INTC	50	1.52	3,090.00
International Business Machines Corporation	IBM	13	0.82	1,672.97
Intuit, Inc.	INTU	5	0.67	1,367.15
Lam Research Corporation	LRCX	8	1.10	2,239.92
Mastercard Incorporated-Class A	MA	13	1.81	3,687.97
Microsoft Corporation	MSFT	47	4.10	8,339.21
NVIDIA Corporation	NVDA	5	0.73	1,492.30
Oracle Corporation	ORCL	41	1.09	2,209.08
Paychex, Inc.	PAYX	33	1.13	2,305.38
PayPal Holdings, Inc.	PYPL	9	0.55	1,112.22

Optimized Equity Dividend Strategy, Series 10

Securities(1)	Stock Symbol	Number of Shares	Percentage of Portfolio	Market Value of Securities(2)
Information Technology (continued)
QUALCOMM Incorporated	QCOM	15	0.58%	$1,184.55
salesforce.com, inc.	CRM	7	0.55	1,123.01
Texas Instruments Incorporated	TXN	25	1.47	2,985.00
Visa Inc.-Class A	V	31	2.77	5,635.49
Materials – 1.02%
Air Products and Chemicals, Inc.	APD	9	1.02	2,076.03
Real Estate – 3.39%
American Tower Corporation	AMT	7	0.81	1,657.67
Equity Commonwealth	EQC	102	1.70	3,452.70
Simon Property Group, Inc.	SPG	26	0.88	1,788.80
Utilities – 1.62%
NextEra Energy, Inc.	NEE	14	1.62	3,291.82
			100.00%	$203,540.17

Notes to Portfolio

(1)  All Securities are represented entirely by contracts to purchase Securities, which were entered into on April 30, 2020. All contracts to acquire Securities are expected to be settled by the initial settlement date for the purchase of Units.

(2)  Valuation of Securities by the Evaluator was made using the market value per share as of the Evaluation Time on April 30, 2020. In accordance with FASB Accounting Standards Codification ("ASC"), ASC 820, Fair Value Measurements and Disclosures all of the Trust portfolio's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities.

(3)  This company is a foreign issuer.

The following information is unaudited:

The Sponsor and/or its affiliates usually maintains a market in the securities of many companies, which may include companies in the portfolio of the Trust. During the last twelve months, the Sponsor and/or its affiliates, may have acted as underwriter, manager or co-manager of a public offering of the securities of, or provided investment banking services to, certain of the companies or their affiliates in the portfolio of the Trust and/or may seek to do so in the future. The Sponsor and its affiliates provide a vast array of financial services in addition to investment banking, including among others corporate banking, to a large number of companies globally. A unit holder should know that the Sponsor or its affiliates may receive or seek to receive compensation for those services from such companies, which may include certain of the companies in the portfolio of the Trust. If this were to occur, the inclusion of such companies in the Trust would constitute a conflict of interest.

DESCRIPTION OF THE TRUST

Objective of the Trust

The objective of the Optimized Equity Dividend Strategy (the "Trust") is to provide a high level of dividend income along with capital appreciation through a convenient investment in a fixed portfolio (the "Portfolio") consisting of shares of common stocks (the "Securities"). The Trust seeks to achieve its objective by creating a portfolio of stocks with high current dividend yields, optimized towards factors including fundamental valuation, quality, growth and price characteristics that may generate strong, relative, total returns through varied market environments. The stocks included in the Portfolio pursuant to the objective strategy were determined on the Selection Date. The Portfolio is comprised of Securities purchased in dollar amounts weighted on a relative basis in the Portfolio according to the proportions resulting from the strategy's "Portfolio Optimization Process" as described under Investment Summary—Glossary of Terms. The objective strategy is described in further detail under Investment Summary—Investment Concept and Selection Process.

Achievement of the Trust's objective is dependent upon several factors including the financial condition of the issuers of the Securities and any appreciation of the Securities. Furthermore, because of various factors, including without limitation, Trust sales charges and expenses, unequal weightings of Securities, brokerage costs and any delays in purchasing securities with cash deposited, investors in the Trust may not realize as high a total return as the theoretical performance of the underlying Securities in the Portfolio.

You should note that the objective strategy was applied on the Selection Date, prior to the Initial Date of Deposit. After this time, the Securities included in your Trust may no longer meet the objective strategy's criteria. Should a Security no longer meet the objective strategy's criteria, the Sponsor will generally not remove the Security from the Trust nor refrain from purchasing the Security if additional Units are required. In offering the Units to the public, the Sponsor is not recommending any of the individual Securities but rather the entire pool of securities in your Trust, taken as a whole, which are represented by the Units.

Structure and Offering

This series of the Trust is considered a "unit investment trust." The Trust was created under New York law by a Trust Indenture (the "Indenture") between the Sponsor and the Trustee. To the extent references in this Prospectus are to articles and sections of the Indenture, which is incorporated by reference into this Prospectus, the statements made herein are qualified in their entirety by such reference. On the date of this Prospectus, each unit of the Trust (a "Unit") represented a fractional undivided interest in the Securities listed in the Portfolio of the Trust. Additional Units of the Trust will be issued in the amount required to satisfy purchase orders by depositing in the Trust cash (or a bank letter of credit in lieu of cash) with instructions to purchase Securities, contracts to purchase Securities together with irrevocable letters of credit, or additional Securities ("Additional Securities"). On each settlement date (generally two business days after the applicable date on which Securities were deposited in the Trust or any shorter period as may be required under the Securities Exchange Act of 1934 ("1934 Act")), the Units will be released for delivery to investors and the deposited Securities will be delivered to the Trustee. As additional Units are issued by the Trust, the aggregate value of the Securities in the Trust will be increased, and the fractional undivided interest in the Trust represented by each Unit will be decreased. There is no limit on the time period during which the Sponsor may continue to make additional deposits of Securities into the Trust.

Following the Initial Date of Deposit, additional deposits of cash or Securities in connection with the issuance and sale of additional Units will maintain, to the extent practicable, the same percentage relationship among the number of shares of each Security in the Portfolio of the Trust that existed immediately prior to the subsequent deposit (the "Proportionate Relationship"). The Proportionate Relationship will be adjusted to reflect the occurrence of a stock dividend, a stock split or a similar event which affects the capital structure of the issuer of a Security in the Trust but which does not affect the Trust's percentage ownership of the common stock equity of such issuer at the time of such event. It may not be possible to maintain the Proportionate Relationship because of, among other reasons, purchase requirements, changes in prices, brokerage commissions or unavailability of Securities. During the life of the Trust it may not be possible to buy a particular

Security due to regulatory, trading or internal Sponsor (or affiliate) related restrictions, or corporate actions. While such limitations are in effect, additional Units would be created by purchasing each of the Securities in your Trust that are not subject to those limitations. This would also result in the dilution (reduction in the proportional ownership) of the investment in any such Security not purchased and potential variances in anticipated income. Units may be continuously offered to the public by means of this Prospectus during the initial public offering period (see Public Sale of Units—Public Distribution) resulting in a potential increase in the number of Units outstanding.

The Public Offering Price of Units on any day will be based in part on the aggregate value of the Securities (including estimated brokerage commissions) in the Trust on that day at the Evaluation Time, plus an initial (if any) sales charge. The Public Offering Price for the Trust will thus vary in the future from the "Unit Price as of Initial Date of Deposit" set forth in the Summary of Essential Information. See Public Sale of Units—Public Offering Price for a complete description of the pricing of Units.

The Sponsor will execute orders to purchase Units in the order it determines, in good faith, that they are received. However, indications of interest received prior to the effectiveness of the registration of the Trust which become orders upon effectiveness will be accepted according to the order in which the indications of interest were received. Further, orders from such indications of interest that are made pursuant to the rollover option (see Rollover Option herein) will be accepted before any other orders for Units. Units will be sold to investors at the Public Offering Price next computed after receipt of the investor's order to purchase Units. The Sponsor reserves the right to accept or reject any purchase order in whole or in part.

The holders of Units ("Holders") of the Trust may redeem their Units in accordance with the provisions described under Redemption. If any Units are redeemed, the aggregate value of Securities in the Trust will be reduced and the fractional undivided interest in the Trust represented by each remaining Unit will be increased. Units of the Trust will remain outstanding until redeemed upon request to the Trustee by any Holder (which may include the Sponsor), or termination of the Indenture. See Administration of the Trust—Amendment and Termination.

The Portfolio

The Portfolio was selected by applying the objective strategy described in the Investment Summary. The Sponsor and its affiliates may use the list of Securities included in the Trust and distribute this information to various individuals and entities in other forms, including research reports. In doing so, the Sponsor and its affiliates may issue reports, make recommendations to other clients or otherwise effect transactions in the Securities held by the Trust, which includes selling such Securities when a sale by the Trust would be impermissible. This may have an adverse effect on the prices of the Securities and, in turn, the value of the Units (see also Fixed Portfolio herein). This also may have an impact on the price the Trust pays for the Securities and the price received upon unit redemptions or liquidation of the Securities. In addition, the Sponsor and its affiliates in their general securities businesses may act as agent or principal in connection with buying and selling securities, including the Securities held by the Trust, and may have bought the Securities held in the Trust, thereby benefiting.

The Sponsor and its affiliates may provide investment banking or other services to any of the issuers of the Securities in the Trust. If this were to occur, the inclusion of such companies in the Trust would constitute a conflict of interest.

Prior to the initial deposit of the Trust, the Sponsor ensured that the securities identified pursuant to the objective strategy did not violate any regulatory, tax, trading and internal Sponsor (or Sponsor-affiliate) related restrictions and further, ensured that the securities would be sufficiently liquid.

The performance of Units of the Trust will differ from the performance of the underlying portfolio Securities for various reasons, including:

•  sales charges and expenses of the Trust,

•  the Portfolio may not be fully invested at all times,

•  the stocks may be purchased or sold at prices different from the closing price used to determine the Trust's net asset value, and

•  not all stocks may be weighted in the initial proportions at all times.

Additionally, the performance of Units for different Holders will vary depending on the net asset value per Unit on the days Holders bought and sold their Units. Purchasers of securities,

including Units, will generally have to pay sales charges or commissions, which will reduce their total return.

All of the Securities are publicly traded either on a stock exchange or in the over-the-counter market. Most of the contracts to purchase Securities deposited initially in the Trust are expected to settle in two business days (or any shorter period as may be required by the 1934 Act), in the ordinary manner for such Securities.

The Trust consists of such Securities as may continue to be held from time to time in the Trust pursuant to the provisions of the Indenture (including the provisions with respect to the deposit into the Trust of Securities in connection with the sale of additional Units to the public) together with undistributed income therefrom and undistributed and uninvested cash realized from the disposition of Securities. See Administration of the Trust—Accounts and Distributions; Trust Supervision.

Neither the Sponsor nor the Trustee shall be liable in any way for any default, failure or defect in any of the Securities. However, in the event that any contract for the purchase of Securities fails, the Sponsor may seek to purchase replacement Securities in accordance with the Indenture. See Administration of the Trust—Trust Supervision.

Because certain of the Securities from time to time may be sold, or their percentage may be reduced under certain limited circumstances described below, or because Securities may be distributed in redemption of Units, no assurance can be given that the Trust will retain for any length of time its present size. See Redemption; Administration of the Trust—Amendment and Termination. For Holders who do not redeem their Units, investments in Units of the Trust will be liquidated on the fixed date specified under Termination Date in the Summary of Essential Information, and may be liquidated sooner if the net asset value of the Trust falls below that specified under Minimum Value of the Trust set forth in the Summary of Essential Information. See Risk Factors.

Income

There is no assurance that dividends on the Securities will be declared or paid in the future.

Record and Distribution Days for the Trust are set forth under the Summary of Essential Information. Income distributions, if any, will be paid in cash, unless a Holder elects to reinvest his or her distributions in additional Units of the Trust. See Reinvestment Plan. Because dividends on the Securities are not received by the Trust at a constant rate throughout the year and because the issuers of the Securities may change the schedules or amounts of dividend payments, any distributions, whether reinvested or paid in cash, may be more or less than the amount of dividend income actually received by the Trust and credited to the income account established under the Indenture (the "Income Account") as of the Record Day.

PRIOR SERIES PERFORMANCE AND HYPOTHETICAL BACK-TESTED PERFORMANCE

Prior Series Performance Information

The below table presents, for purposes of comparison, the average annual total returns of all prior Sponsor-deposited series that employed the same objective strategy ("Strategy") and investment objective as that of the Trust alongside hypothetical back-tested returns of the Strategy and S&P 500 Index returns. The time period in the below table begins on January 21, 2016 ("Inception Date"), the date on which the initial Strategy series was deposited, and ends on the last day of the previous calendar year. Past performance is not indicative of the performance this Trust series may have.

The figures presented in the "Prior Strategy Series" column of the below table represent a composite of the returns attributable to prior series of the Strategy that were deposited no later than the end of the most recent calendar year, and reflect the assessment of sales charges and actual costs and expenses (including portfolio brokerage commissions) with respect to each prior Strategy series represented, but not taxes. To the extent fees and expenses of the Trust are higher than that of any prior Strategy series, the performance of such prior Strategy series would have been lower if such higher fees and expenses had applied. Although the returns in this column include the value of any dividends received, the dividends were not reinvested into additional units.

The figures in the "Hypothetical Strategy" column reflect the average annual total returns corresponding to a hypothetical initial investment on the Inception Date in a portfolio of the Strategy that would have been created on January 1, 2016, subsequently redeeming at the end of each calendar year and reinvesting all the proceeds into a new portfolio of the Strategy at the beginning of the following calendar year. Please refer to the next subsection for a complete discussion regarding the calculation of hypothetical back-tested performance information of the Strategy.

The below table, as well as the tables in the following subsection, each illustrate the actual performance of the S&P 500 Index, which consists of 500 leading companies and captures approximately 80% coverage of available market capitalization. The index is unmanaged, not subject to fees and not available for direct investment.

AVERAGE ANNUAL TOTAL RETURNS(1)(2)

Time Period (Through 12/31/2019)	Prior Strategy Series	Hypothetical Strategy	S&P 500 Index
1yr	24.52%	28.88%	31.49%
3yr	11.64	15.25	15.27
Inception (1/21/2016 deposit of initial Strategy series)	11.92	17.33	17.25

(1)  Average Annual Total Returns presents Annual Total Returns on an annualized basis for each of the time periods specified. The Annual Total Return represents the sum of Appreciation and Actual Dividends Paid, as defined below in subsections (i) and (ii). With respect to the figures presented in the Prior Strategy Series and Hypothetical Strategy columns, although the figures include the value of any dividends received, the calculations differ from other average annual total return methodologies where any dividends received are reinvested into additional units (or shares, as applicable). (i) Appreciation for the Prior Strategy Series and the Hypothetical Strategy in a given period is calculated by subtracting the market value of the applicable stocks as of the close of trading on the last trading day of the previous calendar year (or Inception Date, as applicable) from the market value of those stocks as of the close of trading on the last trading day in the given calendar year, and dividing the result by the market value of the stocks as of the close of trading on the last trading day of the previous calendar year (or Inception Date, as applicable). Appreciation for the S&P 500 Index is calculated by subtracting the market value of the S&P 500 Index as of the close of trading on the last trading day of the previous calendar year (or Inception Date, as applicable) from the market value of the S&P 500 Index as of the close of trading on the last trading day in the given calendar year, and dividing the result by the market value of the S&P 500 Index as of the close of trading on the last trading day of the previous calendar year (or Inception Date, as applicable). (ii) Actual Dividends Paid for the Prior Strategy Series and the Hypothetical Strategy are calculated by adding the total dividends credited on the stocks in the given period and dividing the result by the market value of the applicable stocks as of the close of trading on the last trading day of the previous calendar year (or

Inception Date, as applicable). Actual Dividends Paid for the S&P 500 Index is calculated by taking the total dividends credited to the S&P 500 Index in the given period and dividing the result by the market value of the S&P 500 Index as of the close of trading on the last trading day of the previous calendar year (or Inception Date, as applicable). The information presented is derived from FactSet. The Sponsor has not independently verified the data obtained from this source but has no reason to believe that this data is incorrect in any material respect. The performance shown under the Prior Strategy Series and Hypothetical Strategy series columns, as applicable, was calculated by the Sponsor and has not been verified or audited by any third party.

(2)  In addition to reasons described elsewhere in the Prospectus, the performance of a deposited Strategy series may differ from corresponding back-tested returns due to the fact that dividends and certain corporate actions such as spinoffs and mergers may be treated differently by a Strategy series as compared to the data sources used to generate hypothetical back-tested returns.

Hypothetical Back-Tested Performance Information

The tables below each represent hypothetical back-tested performance of the Strategy as compared to the performance of the S&P 500 Index and prior Strategy series, as applicable. The "Annual Total Returns" table illustrates a hypothetical investment in a portfolio of the Strategy at the beginning of each calendar year, redeeming after one year and reinvesting all the proceeds into a new portfolio of the Strategy at the beginning of the following calendar year. The "Average Annual Total Returns" table presents Annual Total Returns on an annualized basis for each of the time periods specified. The hypothetical back-tested returns throughout this section reflect sales charges and estimated trust expenses, includes the value of any dividends received (but does not reinvest any such dividends into additional units) and do not reflect portfolio brokerage commissions or taxes. If actual expenses differ from the estimates, the returns reflected on a table would be higher or lower accordingly. In addition, since the hypothetical back-tested performance return amounts are reduced to reflect sales charges and expenses, the returns do not reflect the actual performance an individual investor would have earned if they purchased the stocks comprising one or more series of the Strategy individually, outside of the Trust, for these periods. The hypothetical back-tested results throughout this section do not represent actual portfolio investments and there was no risk of loss associated with the results presented. In addition, the hypothetical back-tested results should not be considered indicative of future results of the Trust or any subsequent series in which the Strategy is applied.

The actual annual total return of this Trust or any subsequent series in which the Strategy is applied may be lower than the performance of the S&P 500 Index in any one year. In fact, the Strategy—on a hypothetical and actual composite basis—has underperformed the S&P 500 Index in certain years.

ANNUAL TOTAL RETURNS(1)(2)

Year Ended	Hypothetical Strategy	S&P 500 Index	Prior Strategy Series
12/31/2006	16.88%	15.79%	—
12/31/2007	5.97	5.49	—
12/31/2008	–36.87	–37.00	—
12/31/2009	33.33	26.46	—
12/31/2010	20.79	15.06	—
12/31/2011	7.68	2.11	—
12/31/2012	16.29	16.00	—
12/31/2013	24.24	32.39	—
12/31/2014	19.21	13.69	—
12/31/2015	1.10	1.38	—
12/31/2016	13.09	11.96	19.79	%(3)
12/31/2017	21.92	21.83	16.43
12/31/2018	–2.59	–4.38	–6.03
12/31/2019	28.88	31.49	24.52

(3)  This figure represents returns of prior Strategy series from the Inception Date through 12/31/2016.

AVERAGE ANNUAL TOTAL RETURNS(1)(2)

Time Period (Through 12/31/2019)	Hypothetical Strategy	S&P 500 Index
1yr	28.88%	31.49%
3yr	15.25	15.27
5yr	11.84	11.70
10yr	14.64	13.56
Inception (hypothetical back-tested performance starting date of 1/1/2006)	10.58	9.30

The hypothetical back-tested results in this section should not be considered indicative of future results of this Trust. The hypothetical back-tested performance is the retroactive application of the Strategy designed with the full benefit of hindsight. Holders will not necessarily realize as high a total return as the hypothetical back-tested returns in these tables for several reasons including, among others: the total return figures in the tables do not reflect commissions paid by the Trust on the purchase of Securities or taxes incurred by Holders; the

Strategy returns are for calendar years, while the Trust begins and ends on various dates; the Trust has a maturity of longer than one year; the Trust may not be able to invest equally in the Securities according to the strategy weightings and may not be fully invested at all times; the Trust may be subject to specific investment exclusions or restrictions; the Securities are often purchased or sold at prices different from the closing prices used in buying and selling Units; the stock prices on the strategy implementation date may be different from prices on the Initial Date of Deposit; and material or extraordinary market events may have affected performance and are not expected to be repeated.

General

Investors in the Trust may not realize as high a total return as on a direct investment in the stocks comprising any series of the Strategy since the Trust has sales charges and expenses and may not be fully invested at all times. Unit prices fluctuate with the value of the underlying stocks, and there is no assurance that dividends on these stocks will be paid or that the Units will appreciate in value, and indeed any or all of the underlying stocks may depreciate in value at any time in the future. See Risk Factors.

Total returns, average annualized returns and/or hypothetical back-tested results for various periods of any Sponsor-deposited unit investment trust may be included from time to time in advertisements and sales literature. Such performance may be compared to performance of the S&P 500 Index or other indexes. As with other performance data, performance comparisons should not be considered representative of the Trust's relative performance for any future period. Advertising and sales literature for the Trust may also include excerpts from the Sponsor's research reports on one or more of the stocks in the Trust, including a brief description of its industry group, and the basis on which the stock was selected.

RISK FACTORS

Common Stock

An investment in Units entails certain risks associated with any investment in common stocks. For example, the financial condition of the issuers of the Securities or the general condition of the common stock market may worsen and the value of the Securities and therefore the value of the Units may decline. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including:

•  expectations regarding government economic, monetary and fiscal policies,

•  inflation and interest rates,

•  economic expansion or contraction, and

•  global or regional political, economic or banking crises.

The Sponsor's, and/or its affiliates', buying and selling of the Securities, especially during the initial offering of Units of the Trust or to satisfy redemptions of Units may impact the value of the underlying Securities and the Units. The publication of the list of the Securities selected for the Trust may also cause increased buying activity in certain of the Securities comprising the Portfolio. After such announcement, investment advisory and brokerage clients of the Sponsor and its affiliates may purchase individual Securities appearing on the list during the course of the initial offering period. Such buying activity in the stock of these companies prior to the purchase of the Securities by the Trust may cause the Trust to purchase stocks at a higher price than those buyers who effect purchases prior to purchases by the Trust.

Shareholders of common stocks have rights to receive payments from the issuers of those common stocks that are generally inferior to those of creditors or holders of debt obligations or preferred stocks of such issuers. Shareholders of common stocks of the type held by the Trust have a right to receive dividends only when, if, and in the amounts, declared by the issuer's board of directors and have a right to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stocks have the right to receive dividends at a fixed rate when and as declared by the issuer's board of directors, normally on a cumulative basis. Dividends on cumulative preferred stock must be paid before any dividends are paid on common stock and any cumulative preferred stock dividend which has been omitted is added to future dividends payable to the holders of such cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. For these reasons, preferred stocks generally entail less risk than common stock.

Moreover, common stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or preferred stock will create prior claims for payment of principal, interest and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the economic interest of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity, common stocks have neither a fixed principal amount nor a maturity, and have values which are subject to market fluctuations for as long as they remain outstanding.

Holders will be unable to dispose of any of the Securities in the Portfolio, and will not be able to vote the Securities. As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in the Trust and will vote in accordance with the instructions of the Sponsor. However, the Trustee may not be able to vote any Securities in the Trust that are traded on foreign exchanges.

Coronavirus Impact

The ongoing global coronavirus pandemic has led to increased levels of market distress and volatility, as well as decreased economic activity, any of which may adversely impact the Securities during the life of the Trust. This public health crisis has resulted in disruptions to supply chains, manufacturing and sales across a wide range of industries in affected areas. It is not currently possible to determine the severity of any potential adverse impact of the coronavirus upon the financial condition of any of the Trust's Securities, or more broadly, upon the global economy.

Dividends

The amount of dividends you receive depends on each particular issuer's dividend policy, the financial condition of the companies and general economic conditions. Since the Securities are all common stocks, and the income stream produced by dividend payments thereon is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. If dividends are insufficient to cover expenses, it is possible Securities will have to be sold to meet Trust expenses. See Expenses and

Charges—Payment of Expenses. Any such sales may result in capital gains or losses to Holders. See Taxes.

Communication Services Companies

The Trust invests significantly in the common stocks of companies in the communication services sector, which is comprised of companies in either the telecommunications industry or the media and entertainment industry. Companies in this sector are susceptible to risks relating to rapidly changing technology and product obsolescence, government regulation, significant research and development costs, cyclical market patterns, and cybersecurity threats. A communication services company's existing products and services and competitive advantage may become obsolete due to reasons such as competitor innovations or a company's loss of patent protection. Certain companies in this sector are subject to substantial governmental regulation, which among other things, may limit permitted rates of return and the kinds of services that a company may offer. Communication services companies may encounter distressed cash flows and heavy debt burdens due to the need to commit substantial capital to meet increasing competition and research and development costs. In addition, companies in this sector can be impacted by a lack of investor or consumer acceptance of new products, changing consumer preferences and lack of standardization or compatibility with existing technologies making implementation of new products more difficult. Certain companies in this sector may be particular targets of cybersecurity breaches, hacking and potential theft of proprietary or consumer information or disruptions in services, which would have a material adverse effect on their businesses.

Telecommunications industry companies are often required to obtain licenses or franchises in order to provide services in a given location. Licensing or franchise rights are limited, which may result in an advantage to certain participants. Compliance with government regulations, delays or failure to receive regulatory approvals, or the enactment of new regulatory requirements may negatively affect the business of telecommunications issuers. Media and entertainment industry companies are particularly subject to changing demographics, consumer preferences and changes in the way people communicate and access information and entertainment content.

Consumer Product Companies

The Trust invests significantly in the common stocks of consumer product companies, a category which includes consumer discretionary and consumer staples companies. General risks of these companies include the overall state of the economy, intense competition and consumer spending trends. A decline in the economy which results in a reduction of consumers' disposable income can negatively impact spending habits. Global factors including political developments, imposition of import controls, fluctuations in oil prices, and changes in exchange rates may adversely affect issuers of consumer products and services.

Competitiveness in the retail industry may require large capital outlays for the installation of automated checkout equipment to control inventory, track the sale of items and gauge the success of sales campaigns. Retailers who sell their products over the Internet have the potential to access more consumers, but may require sophisticated technology to remain competitive. Changes in demographics and consumer tastes can also affect the demand for, and the success of, consumer products and services in the marketplace. Consumer products and services companies may be subject to government regulation affecting their products and operations which may negatively impact performance. Tobacco companies may be adversely affected by new laws, regulations and litigation.

Health Care Companies

The Trust invests significantly in the common stocks of health care companies. These issuers include companies involved in advanced medical devices and instruments, drugs and biotechnology, managed care, hospital management/health services and medical supplies. These companies face substantial government regulation and approval procedures. General risks of health care companies include extensive competition, product liability litigation and evolving government regulation.

On March 30, 2010, the Health Care and Education Reconciliation Act of 2010 (incorporating the Patient Protection and Affordable Care Act, collectively the "Act") was enacted into law. The Act continues to have a significant impact on the health care sector through the implementation of a number of reforms in a complex and ongoing process, with varying effective dates. Significant provisions of the Act include the introduction of required health care coverage for most

Americans, significant expansion in the number of Americans eligible for Medicaid, modification of taxes and tax credits in the health care sector, and subsidized insurance for low to middle income families. The Act also provides for more thorough regulation of private health insurance providers, including a prohibition on the denial of coverage due to pre-existing conditions. As components of the Act are put into effect, in the interim, health care companies will face continuing and significant changes that may cause a decrease in profitability due to increased costs and changes in the health care market. In addition, the current Administration is seeking to repeal the Act and many aspects of it are therefore in flux. In late 2017, along with the passage of sweeping tax reform, legislation was passed which eliminated the individual mandate (a penalty for failure to obtain a minimum level of health insurance coverage) beginning in 2019. It is estimated that the repeal of the individual mandate will cause a significant amount of people to be uninsured which may have an adverse effect on insurance premiums and federal subsidies. The Sponsor is unable to predict the full impact of the Act, or of its potential repeal or modification, on the companies in your Trust.

As illustrated by the Act, Congress may from time to time propose legislative action that will impact the health care sector. The proposals may span a wide range of topics, including cost and price controls (which may include a freeze on the prices of prescription drugs), incentives for competition in the provision of health care services, promotion of prepaid health care plans and additional tax incentives and penalties aimed at the health care sector. The government could also reduce funding for health care related research.

Drug and medical products companies also face the risk of increasing competition from new products or services, generic drug sales, product obsolescence, increased government regulation, termination of patent protection for drug or medical supply products and the risk that a product will never come to market. The research and development costs of bringing a new drug or medical product to market are substantial. This process involves lengthy government review with no guarantee of approval. These companies may have losses and may not offer proposed products for several years, if at all. The failure to gain approval for a new drug or product can have a substantial negative effect on a company and its stock. The goods and services of health care issuers are also subject to risks of malpractice claims, product liability claims or other litigation.

Health care facility operators face risks related to demand for services, the ability of the facility to provide required services, an increased emphasis on outpatient services, confidence in the facility, management capabilities, competitive forces that may result in price discounting, efforts by insurers and government agencies to limit rates, expenses, the cost and possible unavailability of malpractice insurance, and termination or restriction of government financial assistance (such as Medicare, Medicaid or similar programs).

Information Technology Companies

The Trust is concentrated in the common stocks of information technology companies. These include companies that are involved in computer and business services, enterprise software/technical software, Internet and computer software, Internet-related services, networking and telecommunications equipment, telecommunications services, electronics products, server hardware, computer hardware and peripherals, semiconductor capital equipment and semiconductors. These companies face risks related to rapidly changing technology, rapid product obsolescence, cyclical market patterns, evolving industry standards and frequent new product introductions. An unexpected change in technology can have a significant negative impact on a company. The failure of a company to introduce new products or technologies or keep pace with rapidly changing technology, can have a negative impact on the company's results. Information technology stocks tend to experience substantial price volatility and speculative trading. Announcements about new products, technologies, operating results or marketing alliances can cause stock prices to fluctuate dramatically. At times, however, extreme price and volume fluctuations are unrelated to the operating performance of a company. This can impact your ability to redeem your Units at a price equal to or greater than what you paid.

Fixed Portfolio

Investors should be aware that the Trust is not "managed" and as a result, the adverse financial condition of a company will not result in the elimination of its securities from the Portfolio of the Trust except under certain limited circumstances. Investors should note in particular that the Securities were selected on the basis of the criteria set forth under Investment

Summary—Investment Concept and Selection Process and that the Trust will generally continue to purchase or hold Securities originally selected through these criteria even though a Security may no longer meet all of the selection criteria.

A number of the Securities in the Trust may also be owned by other clients of the Sponsor. However, because these clients may have differing investment objectives, the Sponsor and/or its affiliates may sell or recommend selling certain Securities from those accounts in instances where a sale by the Trust would be impermissible, such as to maximize return by taking advantage of market fluctuations. See Administration of the Trust—Trust Supervision. This may have an adverse effect on the prices of the Securities.

In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsor may instruct the Trustee to tender or sell the Security on the open market when, in its opinion, it is in the best interests of the Holders of the Units to do so.

The Portfolio is regularly reviewed and evaluated and although the Sponsor may instruct the Trustee to sell Securities under certain limited circumstances, Securities will not be sold by the Trust to take advantage of market fluctuations or changes in anticipated rates of appreciation. As a result, the amount realized upon the sale of the Securities may not be the highest price attained by an individual Security during the life of the Trust. The prices of single shares of each of the Securities in the Trust vary widely, and the effect of a dollar of fluctuation, either higher or lower, in stock prices will be much greater as a percentage of the lower-price stocks' purchase price than as a percentage of the higher-price stocks' purchase price.

Additional Securities

Investors should note that in connection with the issuance of additional Units during the Public Offering Period, the Sponsor may deposit cash (or a letter of credit in lieu of cash) with instructions to purchase Securities, additional Securities or contracts to purchase Securities, in each instance maintaining the Proportionate Relationship, subject to adjustment under certain circumstances. To the extent the price of a Security increases or decreases between the time cash is deposited with instructions to purchase the Security and the time the cash is used to purchase the Security, Units may represent less or more of that Security and more or less of the other Securities in the

Trust. In addition, brokerage fees (if any) incurred in purchasing Securities with cash deposited with instructions to purchase the Securities will be an expense of the Trust. Price fluctuations between the time of deposit and the time the Securities are purchased, and payment of brokerage fees, will affect the value of every Holder's Units and the income per Unit received by the Trust.

Organization Costs

The Securities purchased with the portion of the Public Offering Price intended to be used to reimburse the Sponsor for the Trust's organization costs will be purchased in accordance with the Proportionate Relationship. Securities will be sold to reimburse the Sponsor for the Trust's organization costs after the completion of the initial public offering period, which is expected to be approximately three months, and in any event not later than six months, from the Initial Date of Deposit (a significantly shorter time period than the life of the Trust). As a result, the net asset value of the Trust will decrease to the extent of such reimbursement.

During the initial public offering period, there may be a decrease in the value of the Securities. To the extent the proceeds from the sale of these Securities are insufficient to repay the Sponsor for the Trust organization costs, the Trustee will sell additional Securities to allow the Trust to fully reimburse the Sponsor. In that event, the net asset value per Unit will be reduced by the amount of additional Securities sold. Although the dollar amount of the reimbursement due to the Sponsor will remain fixed and will never exceed the amount set forth under "Reimbursement to Sponsor for Organization Costs" in the Fee Table, this will result in a greater effective cost per Unit to Holders for the reimbursement to the Sponsor. When Securities are sold to reimburse the Sponsor for organization costs, the Trustee will sell such Securities to an extent which will maintain, to the extent practicable, the Proportionate Relationship.

Termination

The Trust may be terminated early and all outstanding Units liquidated if the net asset value of the Trust falls below $1,000,000 or less than 40% of the net asset value of the Trust at the completion of the initial public offering period. As the size of the Trust decreases, the Trust's expenses may create an undue burden on your investment. Investors should note that if the net asset value of the Trust should fall below the applicable minimum value, the Sponsor may then in its sole discretion terminate the Trust before the Termination Date specified in the Summary of Essential Information.

Legal Proceedings and Legislation

At any time after the Initial Date of Deposit, legal proceedings may be initiated on various grounds, or legislation may be enacted, with respect to any of the Securities in the Trust or to matters involving the business of the issuer of the Securities. There can be no assurance that future legal proceedings or legislation will not have a material adverse impact on the Trust or will not impair the ability of the issuers of the Securities to achieve their business and investment goals.

PUBLIC SALE OF UNITS

Public Offering Price

The Public Offering Price of the Units for the Trust is computed by adding any applicable initial sales charge to the net asset value per Unit of the Trust. The net asset value per Unit of the Trust is determined by the Trustee in accordance with the Indenture. The total sales charge (including the creation and development fee) is equal, in the aggregate, to a maximum charge of 1.85% of the Public Offering Price (1.885% of the net amount invested in Securities). In addition, during the initial offering period a per Unit amount sufficient to reimburse the Sponsor for organization costs is added to the Public Offering Price for all purchases, including those which are subject to any of the sales charge reductions described below. See Expenses and Charges—Initial Expenses.

The initial sales charge is equal to the difference between the total sales charge, including the creation and development fee (maximum of 1.85% of the Public Offering Price), and the sum of the maximum fixed dollar amount of the remaining deferred sales charge and the creation and development fee (initially $0.185 per Unit). As a result, on the Initial Date of Deposit and any other day the Public Offering Price equals $10.00 per Unit, purchasers will pay no initial sales charge. If the Public Offering Price exceeds $10.00 per Unit purchasers will pay an initial sales charge calculated as described above. If the Public Offering Price is less than $10.00 per Unit, purchasers will receive a credit at the time of purchase equal to the difference between the total sales charge, including the creation and development fee (maximum of 1.85% of the Public Offering Price) and the fixed dollar amount of the remaining deferred sales charge and the creation and development fee. The initial sales charge, if any, is deducted from the purchase price of a Unit at the time of purchase and paid to the Sponsor.

The deferred sales charge of $0.135 per Unit is accrued in three monthly installments and will be charged to the Trust's capital account established under the Indenture (the "Capital Account") on the dates specified in the Summary of Essential Information—Deferred Sales Charge Payment Dates. As a result of the deferred sales charge being a fixed dollar amount, if the Public Offering Price exceeds $10.00 per Unit, the deferred sales charge will be less than 1.35%, and if the Public Offering Price is less than $10.00 per Unit, the deferred sales charge will exceed 1.35%. If a Deferred Sales Charge Payment Date is not a business day, the payment will be charged to the Trust on the next business day. To the extent that the entire deferred sales charge of $0.135 per Unit has not been deducted at the time of repurchase or redemption of Units prior to the final date specified in the Summary of Essential Information—Deferred Sales Charge Payment Dates, any unpaid amount will be deducted from the proceeds. Units purchased pursuant to the Reinvestment Plan are not subject to the remaining applicable deferred sales charge or creation and development fee deduction. See Reinvestment Plan. The initial and deferred sales charges are referred to as the "transactional sales charge." The transactional sales charge does not include the creation and development fee which compensates the Sponsor for creating and developing the Trust and is further described below.

The creation and development fee is fixed at $0.05 per Unit and is paid at the close of the initial offering period. If the Public Offering Price exceeds $10.00 per Unit, the creation and development fee will be less than 0.50%, and if the Public Offering Price is less than $10.00 per Unit, the creation and development fee will exceed 0.50%.

Purchasers on the Initial Date of Deposit (the first day Units will be available to the public), will be able to purchase Units at approximately $10.00 each. To allow Units to be priced at approximately $10.00, the Units outstanding as of the Evaluation Time on the Initial Date of Deposit (all of which are held by the Sponsor), will be split (or split in reverse). The Public Offering Price on any subsequent date will vary from the

Public Offering Price on the Initial Date of Deposit (set forth under Investment Summary) in accordance with fluctuations in the aggregate value of the underlying Securities. Units will be sold to investors at the Public Offering Price next determined after receipt of the investor's purchase order.

Valuation of Securities by the Evaluator is made as of the close of business on the New York Stock Exchange on each business day. For this purpose, the Trustee provides the Evaluator with closing prices from a reporting service approved by the Evaluator. Securities quoted on a national stock exchange or the Nasdaq National Market System are valued at the closing sale price. When a market price is not readily available, including certain extraordinary corporate events, events in the securities market and/or world events as a result of which the Evaluator determines that a Security's market price is not accurate, a portfolio Security is valued at its fair value, as determined by the Evaluator or an independent pricing service used by the Evaluator. In these cases, the Trust's net asset value will reflect certain portfolio Securities' fair value rather than their market price. With respect to any Securities that are primarily listed on foreign exchanges, the value of the portfolio Securities may change on days when you will not be able to purchase or sell Units. The value of any foreign securities purchased on a foreign exchange is based on the applicable currency exchange rate as of the Evaluation Time.

Employees, officers and directors (including their spouses (or the equivalent if recognized under local law) and children or step-children under 21 living in the same household, parents or step-parents, trustees, custodians or fiduciaries for the benefit of such persons) of the Sponsor and its subsidiaries, affiliates and employee-related accounts may purchase Units at a price equal to the net asset value per Unit, subject to a sales charge of 0.60%. Such sales involve less selling effort and expense than sales to employee groups of other companies.

Since the deferred sales charges and creation and development fee are fixed dollar amounts per Unit, the Trust must charge these amounts per Unit regardless of any discounts, including those provided with respect to Units purchased in Fee-Based Accounts. However, purchasers eligible to receive a discount such that their total sales charge is less than the fixed dollar amounts of the deferred sales charges and creation and development fee will receive a credit equal to the difference between their total sales charge and these fixed dollar charges at the time Units are purchased (the "Credit").

Fee-Based Accounts

The Sponsor may offer Units for purchase through a registered investment adviser, certified financial planner or registered broker dealer who either charges periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provides such services in connection with the establishment of an investment account ("Fee-Based Account") for which a comprehensive "wrap fee" is charged on assets held in such an account, which generally would include the value of any Units held in the Fee-Based Account. If the Sponsor elects to offer Units for purchase by Fee-Based Accounts, then purchasers of such Units will not pay the transactional sales charge due to the Credit, but will pay the creation and development fee. The creation and development fee is $0.05 per Unit, which is 0.50% as a percentage of the Initial Public Offering Price per Unit on the Initial Date of Deposit (the percentage will vary thereafter). The creation and development fee is retained by the Sponsor.

You should consult your financial professional to determine whether you can benefit from purchasing Units through a Fee-Based Account. To purchase Units in these Fee-Based Accounts, your financial professional must purchase Units designated with the "Wrap Fee" CUSIP number set forth under "Summary of Essential Information".

Public Distribution

Units will be distributed to the public at the Public Offering Price through the Sponsor, as sole underwriter of the Trust. The Sponsor intends to qualify Units of the Trust for sale in all states of the United States where qualification is deemed necessary by the Sponsor.

Underwriter's and Sponsor's Profits

The Sponsor, as sole underwriter, receives a gross underwriting commission equal to the maximum transactional sales charge per Unit (subject to reduction for purchasers as described under Public Offering Price above). A portion of the transactional sales charge is paid to the financial professional assisting with the sale of Units of the Trust. The Sponsor will also receive the amount of the collected creation and development fee.

In the event that subsequent deposits are effected by the Sponsor with the deposit of securities (as opposed to cash or a letter of credit) with respect to the sale of additional Units to the public, the Sponsor may realize a profit or loss, which equals the difference between the cost of the Securities to the Trust and the Sponsor's purchase price of such Securities. The Sponsor also may realize profits or sustain losses as a result of fluctuations in the Public Offering Price of any Units held by the Sponsor for sale to investors. Cash, if any, made available by buyers of Units to the Sponsor prior to the settlement dates for purchase of Units may be used in the Sponsor's business and may be of benefit to the Sponsor.

The Sponsor also receives an annual fee at the maximum rate of $0.009 per Unit for the administrative, evaluation and other services which it provides during the life of the Trust. See Expenses and Charges—Fees.

The Sponsor and its affiliates provide a vast array of financial services to a large number of companies globally and receive compensation for those services from such companies, some of which may be issuers of the common stocks in the Trust's portfolio. Please refer to the discussion immediately following the Notes to Portfolio for additional information.

In maintaining a market for the Units (see Market for Units), the Sponsor will also realize profits or sustain losses in the amount of any difference between the prices at which it buys Units and the prices at which it subsequently resells them or the prices at which the Securities are sold after it redeems such Units to the Trustee, as the case may be.

Creation and Development Fee

The Sponsor will receive a creation and development fee of $0.05 per Unit (the "Creation and Development Fee") and will be payable from the assets of the Trust as of the close of the initial public offering period. This fee compensates the Sponsor for the creation and development of the Trust, including the determination of the Trust's objectives and policies and portfolio composition and size, and selection of service providers and information services, and for providing other similar administrative and ministerial functions. No portion of the Creation and Development Fee is applied to the payment of distribution expenses or as compensation for sales efforts. Upon a repurchase or redemption of Units (including redemptions completed in connection with a rollover) before the close of the initial public offering period, the Creation and Development Fee will not be deducted from the proceeds. Units purchased following the close of the initial offering period are not subject to the Creation and Development Fee.

MARKET FOR UNITS

While the Sponsor is not obligated to do so, its intention is to maintain a market for Units and offer continuously to purchase Units from the Initial Date of Deposit at prices, subject to change at any time, based upon the net asset value per Unit.

The Sponsor may discontinue purchases of Units if the supply of Units exceeds demand or for any other business reason. The Sponsor, of course, does not in any way guarantee the enforceability, marketability or price of any Securities in the Portfolio or of the Units. On any given day, however, the price offered by the Sponsor for the purchase of Units shall be an amount not less than the net asset value per Unit on the date on which the Units of the Trust are tendered for redemption. Regardless of whether the Sponsor maintains a market for Units, a Holder will be able to dispose of Units by tendering them for redemption. See Redemption.

The Sponsor may, of course, redeem any Units it has purchased in the secondary market to the Trustee at any time. Among the factors which the Sponsor may consider in making such a determination include the number of units of all series of unit trusts which it has in its inventory, the saleability of such units and its estimate of the time required to sell such units and general market conditions. For a description of certain consequences of such redemption for the remaining Holders, see Redemption.

REDEMPTION

You may redeem all or a portion of your Units at any time by sending a request for redemption to your financial professional. Alternatively, you may tender your Units for redemption directly to the Trustee. Although no redemption fee will be charged, your redemption proceeds will be subject to any unpaid portion of the deferred sales charge, and you will be responsible for taxes (or other governmental charges) that may apply. The redemption proceeds you receive will be based on the net asset value per Unit as of the Evaluation Time next following the time you tender your Units for redemption. You will be entitled to receive your redemption proceeds two business days after the day you tender.

The Trustee is empowered to sell Securities in order to make funds available for redemption if funds are not otherwise available in the Capital and Income Accounts to meet redemptions. See Administration of the Trust—Accounts and Distributions. The Trustee will sell Securities from the Trust's portfolio on a pro rata basis unless the Sponsor has supplied a current list of designated Securities from which the Trustee may select the Securities to be sold. Provision is made in the Indenture under which the Sponsor may, but need not, specify minimum amounts in which blocks of Securities are to be sold in order to obtain the best price for the Trust. While these minimum amounts may vary from time to time in accordance with market conditions, the Sponsor believes that the minimum amounts which would be specified would be a sufficient number of shares to obtain institutional rates of brokerage commissions (generally between 1,000 and 5,000 shares).

Any amounts paid on redemption representing income received will be withdrawn from the Income Account to the extent funds are available (an explanation of such Account is set forth under Administration of the Trust—Accounts and Distributions).

A Holder may tender Units for redemption on any weekday (a "Tender Day") the New York Stock Exchange is open. The right of redemption may be suspended and payment postponed for any period, in accordance with applicable law, (1) during which the New York Stock Exchange, Inc. is closed other than for customary weekend and holiday closings, (2) during which the trading on that Exchange is restricted or an emergency exists as a result of which disposal or evaluation of the Securities is not reasonably practicable or (3) for such periods as the Securities and Exchange Commission ("SEC") may by order permit.

The aggregate value of the Securities shall be determined by the Trustee in good faith in the following manner: if the Securities are listed on a national securities exchange or the Nasdaq National Market System, such evaluation shall generally be based on the closing sale price on such exchange. When a market price is not readily available, including certain extraordinary corporate events, events in the securities market and/or world events as a result of which the Evaluator determines that a Security's market price is not accurate, a portfolio Security is valued at its fair value, as determined under procedures established by the Evaluator or an independent pricing service used by the Evaluator. The value of any foreign securities purchased on a foreign exchange is based on the applicable currency exchange rate as of the Evaluation Time.

A redemption is a taxable event and may result in capital gain income or loss to the Holder. See Taxes.

EXPENSES AND CHARGES

Initial Expenses—Holders will reimburse the Sponsor on a per Unit basis, for all or a portion of the estimated costs incurred in organizing the Trust including the cost of the initial preparation, printing and execution of the registration statement and the Indenture, federal and state registration fees, the initial fees and expenses of the Trustee, legal expenses and any other out-of-pocket costs. The estimated organization costs will be paid from the assets of the Trust as of the close of the initial public offering period. To the extent that actual organization costs are less than the estimated amount, only the actual organization costs will be deducted from the assets of the Trust. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor. Any balance of the expenses incurred in establishing the Trust, as well as advertising and selling expenses, will be paid at no cost to the Trust.

Fees—The Trustee's and Sponsor's fees are set forth under Summary of Essential Information. The Trustee receives for its services as Trustee and Distribution Agent, payable in monthly installments, the amount set forth under Summary of Essential Information. The Trustee's fee (in respect of services as Trustee), payable monthly, is based on the largest number of Units outstanding during the preceding month. Certain regular and recurring expenses of the Trust, including certain mailing and printing expenses, are borne by the Trust. The Trustee receives benefits to the extent that it holds funds on deposit in the various non-interest bearing accounts created under the Indenture.

The Sponsor's fee, which is earned for trust supervisory services, is based on the largest number of Units outstanding during the year. The Sponsor's fee, which is not to exceed the maximum amount set forth under Summary of Essential Information, may exceed the actual costs of providing supervisory services, for evaluating the portfolio and for providing bookkeeping and administrative services for the Trust, but at no time will the total amount the Sponsor receives for services rendered to all unit investment trust series it deposits in any calendar year exceed the aggregate cost to it of supplying these services in that year.

The fees of the Trustee and Sponsor may be increased without approval of Holders in proportion to increases under the classification "Services Less Rent of Shelter" in the Consumer Price Index for All Urban Consumers published by the United States Department of Labor.

The estimated expenses set forth in the Fee Table do not include the brokerage commissions payable by the Trust in purchasing or redeeming Securities.

Other Charges—These include: (1) fees of the Trustee for extraordinary services (for example, making distributions due to failure of contracts for Securities), (2) expenses of the Trustee incurred for the benefit of the Trust (including legal and auditing expenses) and expenses of counsel designated by the Sponsor, (3) various governmental charges and fees and expenses for maintaining the Trust's registration statement current with federal and state authorities, (4) expenses and costs of action taken by the Sponsor, in its discretion, or the Trustee, in its discretion, to protect the Trust and the rights and interests of Holders (for example, expenses in exercising the Trust's rights under the underlying Securities), (5) any foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), (6) indemnification of the Trustee for any losses, liabilities and expenses incurred without negligence, bad faith or willful misconduct on its part, (7) indemnification of the Sponsor for any losses, liabilities and expenses incurred without gross negligence, bad faith, willful misconduct or reckless disregard of their duties and (8) expenditures incurred in contacting Holders upon termination of the Trust. The amounts of these charges and fees are secured by a lien on the Trust.

Payment of Expenses—Funds necessary for the payment of the above fees will be obtained in the following manner: (1) first, by deductions from the Income Account (see below); (2) to the extent the Income Account funds are insufficient, by distribution from the Capital Account (see below) (which will reduce distributions from such accounts); and (3) to the extent the Income and Capital Accounts are insufficient, by selling Securities from the Portfolio and using the proceeds to pay the expenses. Each of these methods of payment will result in a reduction of the net asset value per Unit. Payment of the Deferred Sales Charge and the Creation and Development Fee will be made in the manner described under Administration of the Trust—Accounts and Distributions below.

Since the Securities are all common stocks, and the income stream produced by dividend payments thereon is unpredictable (see Description of the Trust—Risk Factors), the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trust. If dividends are insufficient to cover expenses, it is likely that Securities will have to be sold to meet Trust expenses. Any such sales may result in capital gains or losses to Holders. See Taxes.

ADMINISTRATION OF THE TRUST

Records

The Trustee keeps records of the transactions of the Trust, a current list of the Securities and a copy of the Indenture at its unit investment trust office. Such records are available to Holders for inspection at reasonable times during business hours. Morgan Stanley keeps records of the names, addresses and Units held by all Holders of record.

Accounts and Distributions

Dividends payable to the Trust are credited by the Trustee to the Income Account, as of the date on which the Trust is entitled to receive such dividends as a holder of record of the Securities. All other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) will be credited by the Trustee to the Capital Account. If a Holder receives his or her distribution in cash, any income distribution for the Holder as of each Record Day will be made on the following Distribution Day or shortly thereafter and shall consist of an amount equal to the Holder's pro rata share of the distributable balance in the Income Account as of such Record Day, after deducting estimated expenses. The first distribution for persons who purchase Units between a Record Day and a Distribution Day will be made on the second Distribution Day following their purchase of Units. In addition, amounts from the Capital Account may be distributed from time to time to Holders of Record. No distribution need be made from the Capital Account if the balance therein is less than an amount sufficient to distribute $0.05 per Unit. The Trustee may withdraw from the Income Account, from time to time, such amounts as it deems requisite to establish a reserve for any taxes or other governmental charges that may be payable out of the Trust. Funds held by the Trustee in the various accounts created under the Indenture do not bear interest. Distributions of amounts necessary to pay the Deferred Sales Charge and the Creation and Development Fee will be made from the Capital Account to an account maintained by the Trustee for purposes of satisfying investors' sales charge obligations.

The Trustee will follow a policy that it will place securities transactions with a broker or dealer only if it expects to obtain the most favorable prices and executions of orders. Transactions in securities held in the Trust are generally made in brokerage transactions (as distinguished from principal transactions) and the Sponsor or any of its affiliates may act as brokers therein if the Trustee expects thereby to obtain the most favorable prices and execution.

The furnishing of statistical and research information to the Trustee by any of the securities dealers through which transactions are executed will not be considered in placing securities transactions.

Trust Supervision

The Trust is a unit investment trust which normally follows a buy and hold investment strategy and is not actively managed (i.e., engage in portfolio changes on the basis of economic, financial and/or market analyses). Therefore, the adverse financial condition of an issuer will not require the sale of its Securities from the Portfolio. However, the Portfolio is regularly reviewed. While it is the intention of the Sponsor to continue the Trust's investment in the Securities and maintain the Proportionate Relationship, it has the power but not the obligation to direct the disposition of the Securities upon certain limited circumstances described in the Indenture, including: institution of certain legal proceedings enjoining or impeding the declaration or payment of anticipated dividends; default under certain documents adversely affecting future declaration or payment of anticipated dividends or actual default on any outstanding security of the issuer; a substantial decline in price or the occurrence of materially adverse credit factors that, in the opinion of the Sponsor, would make retention of the Securities detrimental to the interest of the

Holders; if a security deposited into the Portfolio was not among those identified for inclusion in accordance with the criteria specified under Investment Summary—Investment Concept and Selection Process; or a public tender offer, merger or acquisition affecting the Securities that, in the opinion of the Sponsor, would make the sale of the Securities in the best interests of the Holders. The Sponsor may also instruct the Trustee to take action necessary to ensure that the Trust continues to satisfy the qualifications of a regulated investment company and to avoid imposition of tax on undistributed income of the Trust.

Further, the Trust will likely continue to hold a Security and purchase additional shares even though such Security no longer meets the selection criteria listed under Investment Concept and Selection Process.

In the event a public tender offer is made for a Security or a merger or acquisition is announced affecting a Security, the Sponsor shall instruct the Trustee to accept or reject such offer or take any other action with respect thereto as the Sponsor may deem proper. Upon receipt of securities through stock dividends, stock splits, dividend reinvestment plans or other distributions on Securities, the Sponsor shall determine whether to instruct the Trustee to hold or sell such securities, based on considerations such as diversification requirements, income distribution requirements and fees and expenses of the Trust.

The Sponsor is authorized to direct the Trustee to acquire replacement Securities ("Replacement Securities") to replace any Securities for which purchase contracts have failed ("Failed Securities"), or, in connection with the deposit of Additional Securities, when Securities of an issue originally deposited are unavailable at the time of subsequent deposit. In the event of a Failed Security, the Sponsor will (unless substantially all of the moneys held in the Trust to cover the purchase are reinvested in Replacement Securities in accordance with the Indenture) refund the cash and sales charge attributable to the failed contract to all Holders on or before the next Distribution Day. The Replacement Securities must be identical issuers of the Failed Securities and are limited to Securities previously included in the portfolio of the Trust.

Any property received by the Trustee after the Initial Date of Deposit as a distribution on any of the Securities in a form other than cash or additional shares of the Securities received in a non-taxable stock dividend or stock split, shall be retained or disposed of by the Trustee as provided in the Indenture. The proceeds of any disposition shall be credited to the Income or Capital Account of the Trust.

In connection with creating additional Units of the Trust following the Initial Date of Deposit, the Sponsor may specify minimum amounts of Additional Securities to be deposited or purchased. If a deposit is not sufficient to acquire minimum amounts of each Security, Additional Securities may be acquired in the order of the Security most under-represented immediately before the deposit when compared to the Proportionate Relationship. If Securities of an issue originally deposited are unavailable at the time of subsequent deposit or cannot be purchased due to regulatory, trading or internal Sponsor (or affiliate) related restrictions, or corporate actions, the Sponsor may (1) deposit cash or a letter of credit with instructions to purchase the Security when practicable (provided that it becomes available within 110 days after the Initial Date of Deposit), (2) deposit (or instruct the Trustee to purchase) Securities of one or more other issuers originally deposited or (3) deposit (or instruct the Trustee to purchase) a Replacement Security that will meet the conditions described above.

Reports to Holders

Holders will receive a statement of dividends and other amounts received by the Trust for each distribution. Within a reasonable time after the end of each year, each person who was a Holder during that year will receive a statement describing dividends and capital received, actual Trust distributions, Trust expenses, a list of the Securities and other Trust information. Holders may obtain evaluations of the Securities upon request to the Trustee. If you have questions regarding your account or your Trust, please contact your financial advisor or the Trustee.

Book-Entry Units

Ownership of Units of the Trust will not be evidenced by certificates. All evidence of ownership of the Units will be recorded in book-entry form either at Depository Trust Company ("DTC") through an investor's broker's account or through registration of the Units on the books of the Trustee. Units held through DTC will be deposited by the Sponsor with DTC in the Sponsor's DTC account and registered in the nominee name CEDE & CO. Individual purchases of beneficial ownership interest in the Trust will be made in book-entry form through DTC or the Trustee. Ownership and transfer of Units will be evidenced and accomplished by book-entries made by DTC and its participants if the Units are evidenced at DTC, or otherwise will be evidenced and accomplished by book-entries made by the Trustee. DTC will record ownership and transfer of the Units among DTC participants and forward all notices and credit all payments received in respect of the Units held by the DTC participants. Beneficial owners of Units will receive written confirmation of their purchases and sale from the broker-dealer or bank from whom their purchase was made. Units are transferable by making a written request properly accompanied by a written instrument or instruments of transfer which should be sent registered or certified mail for the protection of the Holder. Holders must sign such written request exactly as their names appear on the records of the Trust. Such signatures must be guaranteed by a commercial bank or trust company, savings and loan association or by a member firm of a national securities exchange.

Amendment and Termination

The Sponsor may amend the Indenture, with the consent of the Trustee but without the consent of any of the Holders, (1) to cure any ambiguity or to correct or supplement any provision thereof which may be defective or inconsistent, (2) to change any provision thereof as may be required by the SEC or any successor governmental agency, (3) to make such other provisions as shall not materially adversely affect the interest of the Holders (as determined in good faith by the Sponsor) and (4) for the Trust to continue to qualify as a "regulated investment company" for federal income tax purposes. The Indenture may also be amended in any respect by the Sponsor and the Trustee, or any of the provisions thereof may be waived, with the consent of the Holders of two-thirds of the Units outstanding, provided that no such amendment or waiver will reduce the interest in the Trust of any Holder without the consent of such Holder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Holders.

The Indenture will terminate upon the earlier of the disposition of the last Security held thereunder or the Termination Date specified under the Summary of Essential Information. The Indenture may also be terminated by the Sponsor if the value of the Trust is less than the minimum value set forth under the Summary of Essential Information (as described under Description of the Trust—Risk Factors) and may be terminated early by written instrument executed by the Sponsor and consented to by Holders of two-thirds of the Units. The Trustee shall deliver written notice of any early termination to each Holder of record within a reasonable period of time prior to such termination. Within a reasonable period of time after such termination, the Trustee must sell all of the Securities then held and distribute to each remaining Holder, after deductions of accrued and unpaid fees, taxes and governmental and other charges, such Holder's interest in the Income and Capital Accounts.

ROLLOVER OPTION

Holders may elect to rollover all or a portion of their redemption or termination proceeds into units of any Rollover Series, subject to any applicable sales charge (as disclosed in the prospectus for the Rollover Series). A rollover is treated as a redemption of Trust Units (see "Redemption" above) and as a separate purchase of units of the Rollover Series. Rollovers will be effected only in whole units. Holders will pay their share of any brokerage commissions on the sale of underlying Securities when their Units are liquidated. Holders who decide not to rollover their expected termination proceeds will receive a cash distribution after the Trust terminates.

The availability of the rollover option does not constitute a solicitation of an offer to purchase units of a Rollover Series or any other security. A Holder's election to participate in the rollover option will be treated as an indication of interest only. Holders should contact their financial professionals to find out what suitable Rollover Series may be available and to obtain any corresponding prospectus. At any time prior to the liquidation of a Holder's Units in connection with a request to rollover such proceeds into a Rollover Series, such Holder may instead elect to receive their terminating distribution in cash. Exercise of the rollover option will not prevent a Holder from recognizing taxable gain or loss (except in the case of loss, if and to the extent the Rollover Series, as the case may be, is treated as substantially identical to the Trust) as a result of the liquidation, even though no cash will be distributed to pay any taxes. See "Taxes." Holders should consult their own tax advisers in this regard. The Sponsor reserves the right to modify, suspend or terminate the rollover option at any time.

REINVESTMENT PLAN

Distributions of income and/or principal, if any, on Units will be paid in cash. Pursuant to the Trust's "Reinvestment Plan," Holders may elect to automatically reinvest their distributions into additional Units of the Trust at no extra charge. However, the reinvestment of distributions does not avoid a taxable event that otherwise would occur. See "Taxes". If the Holder wishes to participate in the Reinvestment Plan, the Holder must notify his or her financial professional prior to the Record Day to which that election is to apply. The election may be modified or terminated by similar notice. Investors that rollover into the Trust from any prior unit investment trust deposited by the Sponsor (a "Prior Series"), if any, and who participated in the Reinvestment Plan of such Prior Series when it terminated, will continue to have their distributions reinvested into additional Units of the Trust until they elect otherwise.

Distributions being reinvested will be paid in cash to the Sponsor, who will use them to purchase whole Units of the Trust at the net asset value per Unit as of the Evaluation Time on the Distribution Day. Any distributions, or portions thereof, not applied towards the purchase of Units shall be credited towards the Holder's account. These may be either previously issued Units repurchased by the Sponsor or newly issued Units created upon the deposit of additional Securities in the Trust. See Description of the Trust—Structure and Offering. Each participant will receive an account statement reflecting any purchase or sale of Units under the Reinvestment Plan.

The costs of the Reinvestment Plan will be borne by the Sponsor, at no cost to the Trust. The Sponsor reserves the right to amend, modify or terminate the Reinvestment Plan at any time without prior notice.

RESIGNATION, REMOVAL AND LIMITATIONS ON LIABILITY

Trustee

The Trustee or any successor may resign upon notice to the Sponsor. The Trustee may be removed by the Sponsor without the consent of any of the Holders if the Trustee becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities. Such resignation or removal shall become effective upon the acceptance of appointment by the successor. In case of such resignation or removal the Sponsor is to use its best efforts to appoint a successor promptly and if upon resignation of the Trustee no successor has accepted appointment within thirty days after notification, the Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Trustee shall be under no liability for any action taken in good faith in reliance on prima facie properly executed documents or for the disposition of monies or Securities, nor shall it be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Security. This provision, however, shall not protect the Trustee in cases of wilful misfeasance, bad faith, negligence or reckless disregard of its obligations and duties. In the event of the failure of the Sponsor to act, the Trustee may act under the Indenture and shall not be liable for any of these actions taken in good faith. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereon. In addition, the Indenture contains other customary provisions limiting the liability of the Trustee.

Sponsor

The Sponsor may resign at any time if a successor Sponsor is appointed by the Trustee in accordance with the Indenture. Any new Sponsor must have a minimum net worth of $2,000,000 and must serve at rates of compensation deemed by the Trustee to be reasonable and as may not exceed amounts prescribed by the SEC. If the Sponsor fails to perform its duties or becomes incapable of acting or becomes bankrupt or its affairs are taken over by public authorities, then the Trustee may (1) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and as may not exceed amounts prescribed by the SEC, (2) terminate the Indentures and liquidate the Trust or (3) continue to act as Trustee without terminating the Indenture.

The Sponsor shall be under no liability to the Trust or to the Holders for taking any action or for refraining from taking any action in good faith or for errors in judgment and shall not be liable or responsible in any way for depreciation of any Security or Units or loss incurred in the sale of any Security or Units. This provision, however, shall not protect the Sponsor in cases of wilful misfeasance, bad faith, gross negligence or reckless disregard of its obligations and duties. The Sponsor may transfer all or substantially all of its assets to a corporation or partnership which carries on its business and duly assumes all of its obligations under the Indenture and in such event it shall be relieved of all further liability under the Indenture.

TAXES

The following is a general discussion of certain federal income tax consequences of the purchase, ownership and disposition of the Units by U.S. citizens and residents and corporations organized in the United States as of the date of this Prospectus. Tax laws and their interpretation are subject to change, possibly with retroactive effect. Substantial changes to the federal tax law became effective in 2018 and may affect your investment in the Trust in a number of ways. This summary is based on the advice of counsel. The Internal Revenue Service ("IRS") could take a contrary position. Our counsel has not been asked to review the assets of the Trust or to provide an opinion on any tax issues. The Trust does not expect to seek any rulings from the IRS. The summary is limited to investors who hold the Units as "capital assets" (generally, property held for investment) within the meaning of the Internal Revenue Code of 1986 (the "Code"), and does not address the tax consequences of Units held by brokers, dealers, financial institutions, insurance companies, tax-exempt entities, or anyone who holds Units as part of a hedge or straddle or marks to market its holdings.

The Trust intends to qualify annually as a regulated investment company under the Code. To qualify as a regulated investment company, the Trust must distribute to its Holders at least 90% of its investment company taxable income (which includes, among other items, dividends, taxable interest and the excess of net short-term capital gains over net long-term capital losses), and meet certain diversification of assets, source of income, and other requirements. By meeting these requirements, the Trust generally will not be subject to federal income tax on investment company taxable income, and on net capital gains (the excess of net long-term capital gains over net short-term capital losses) designated by the Trust as capital gain dividends, distributed to Holders. The Trust intends to distribute enough of its income to avoid the non-deductible 4% federal excise tax imposed on regulated investment companies that do not distribute at least 98% of their ordinary income and 98.2% of their capital gain net income. There is no assurance that the distributions of the Trust will be sufficient to eliminate all taxes at the Trust level in all periods. A Trust may make taxable distributions even during periods in which the unit value has declined.

If for any taxable year the Trust did not qualify as a regulated investment company, all of its taxable income would be subject to tax at regular corporate rates without any deduction for distributions to Holders, and any distributions would be taxable to the Holders as ordinary dividends to the extent of the Trust's current or accumulated earnings and profits. Such distributions generally would be eligible for the dividends received deduction in the case of corporate Holders and the preferential federal tax rate of 20% applicable to certain qualified dividends from domestic corporations.

The Trust's policy is to distribute as dividends each year 100% (and in no event less than 90%) of its investment company taxable income. Distributions of net ordinary income and net short-term capital gains are taxable to Holders as ordinary income. Certain dividends of the Trust, to the extent attributable to income earned by the Trust from taxable domestic and certain foreign corporations may be eligible for the maximum 20% federal tax rate applicable to qualified dividends if certain holding period and other requirements are met. Corporate Holders are generally entitled to the dividends-received deduction to the extent that the Trust's income is derived from qualifying dividends from domestic corporations. Holders should consult their tax adviser regarding specific questions about the dividends received deduction.

Net capital gains of the Trust (net long-term capital gain over net short-term capital loss) realized and distributed by the Trust and designated as capital gains dividends are taxable to Holders as long-term capital gains, without regard to the length of time the Holder may have held his or her Units in the Trust. Long-term capital gains distributions are not eligible for the dividends-received deduction. In determining the amount of capital gains to be distributed, available capital loss carry overs from a prior year will be taken into account in determining the amount of net long-term capital gain. Short-term capital gains of the Trust will be taxable to Holders as ordinary income.

Dividends and capital gains income derived from the Trust generally will be included in the net investment income of a Holder, which is subject to a 3.8% federal tax applicable to U.S. taxpayers in the higher income brackets.

Distributions are taxable to investors whether received in cash or reinvested in additional Units of the Trust. Holders receiving a distribution in the form of additional Units will be treated as receiving a distribution in an amount equal to the amount of the cash dividend that otherwise would have been distributable (where the additional Units are purchased in the open market), or the net asset value of the Units received, determined as of the reinvestment date. Holders electing to receive distributions in the form of additional Units will have a cost basis for federal income tax purposes in each Unit so received equal to the value of a Unit on the reinvestment date. The tax laws provide that certain distributions of the Trust declared in October, November and December and paid to Holders in the following January are taxed as if received in December.

Upon the taxable disposition (including a sale or redemption and certain rollovers and exchanges) of Units of the Trust, a Holder may realize a gain or loss depending upon its basis in the Units. Such gain or loss will be treated as capital gain or loss if the Units are capital assets in the Holder's hands, and will be long-term or short-term, generally depending upon the Holder's holding period for the Units. Non-corporate Holders are subject to tax at a maximum federal rate of 20% on capital gains resulting from the disposition of Units held for more than 12 months. However, a loss realized by a Holder on the disposition of Units with respect to which capital gains dividends have been paid will, to the extent of such capital gain dividends, also be treated as long-term capital loss if such shares have been held by the Holder for six months or less. Further, a loss realized on a disposition will be disallowed to the extent the Units disposed of are replaced (whether by reinvestment of distributions or otherwise) within a period of 61 days beginning 30 days before and ending 30 days after the Units are disposed of. In such a case, the basis of the Units acquired will be adjusted to reflect the disallowed loss. Capital losses in any year are deductible only to the extent of capital gains plus, in the case of a noncorporate taxpayer, $3,000 of ordinary income ($1,500 for married individuals filing separately).

The Trust is generally required, subject to certain exemptions, to withhold, as backup withholding, at a current federal rate of 24% from dividends paid or credited to Holders and from the proceeds from the redemption of Trust Units if a correct taxpayer identification number, certified when required, is not on file with the Trust, or if the Trust or the Holder have been notified by the Internal Revenue Service that the shareholder is subject to backup withholding. Corporate Holders are not subject to this requirement.

If the Trust invests in securities of foreign issuers, it may be subject to withholding and other similar income taxes imposed by a foreign country.

Under the Foreign Account Tax Compliance Act ("FATCA"), a 30% withholding tax on your Trust's distributions generally applies if paid to a foreign entity unless: (i) if the foreign entity is a "foreign financial institution" as defined under FATCA, the foreign entity undertakes certain due diligence, reporting, withholding, and certification obligations, (ii) if the foreign entity is not a "foreign financial institution," it identifies certain of its U.S. investors or (iii) the foreign entity is otherwise excepted under FATCA. If required under the rules above and subject to the applicability of any intergovernmental agreements between the United States and the relevant foreign country, withholding under FATCA may apply to distributions with respect to your Units, but under recent proposed regulations, upon which taxpayers are entitled to rely until such regulations are finalized, FATCA withholding on gross proceeds from the sale of Units and capital gain distributions from the Trust that were scheduled to take effect on January 1, 2019 is no longer applicable to such types of payments. If withholding is required under FATCA on a payment related to your Units, investors that otherwise would not be subject to withholding (or that otherwise would be entitled to a reduced rate of withholding) on such payment generally will be required to seek a refund or credit from the IRS to obtain the benefit of such exemption or reduction. The Trust will not pay any additional amounts in respect of amounts withheld under FATCA. You should consult your tax advisor regarding the effect of FATCA based on your individual circumstances.

Dividends and distributions may also be subject to state and local taxes and, potentially, foreign taxes applicable to certain Holders.

Investors should carefully consider the tax implications of buying Units prior to a distribution by the Trust. The price of Units purchased at that time includes the amount of the forthcoming distributions. Distributions by the Trust reduce the net asset value per Unit, and if a distribution reduces the net asset value per Unit below a Holder's cost basis, such distribution, nevertheless, would be taxable to the Holder as ordinary income or capital gain as described above, even though, from an investment standpoint, it may constitute a partial return of capital.

Each Holder who is not a U.S. person should consult their tax advisor regarding the U.S. and foreign tax consequences of ownership of Trust Units, including the possibility that such a non-U.S. Holder may be subject to a U.S. withholding tax at a rate of 30% (or at a lower rate under an applicable income tax treaty) or backup withholding tax at a current rate of 24%, as discussed above, on amounts received by such person.

The Trust may be subject to state or local tax in jurisdictions in which the Trust is organized or may be deemed to be doing business.

* * *

After the end of each fiscal year for the Trust, the Trustee will furnish to each Holder a statement containing information relating to the dividends received by the Trust, including qualified dividends, the gross proceeds received by the Trust from the disposition of any Security (resulting from redemption or the sale by the Trust of any Security), and the fees and expenses paid by the Trust. The Trustee will also furnish an information return to each Holder and to the Internal Revenue Service.

Retirement Plans

Units of the Trust may be suitable for purchase by Individual Retirement Accounts ("IRAs"), Keogh plans, pension funds and other qualified retirement plans. Generally, capital gains and income received in each of the foregoing plans are exempt from federal taxation. All distributions from such plans (other than from certain IRAs known as "Roth IRAs") are generally treated as ordinary income but may be eligible for tax-deferred rollover treatment and, in very limited cases, special 10 year averaging. Holders of Units in IRAs, Keogh plans and other tax-deferred retirement plans should consult their plan custodian as to the appropriate disposition of distributions. Investors considering investment in the Trust through any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan.

Before investing in the Trust, the trustee or investment manager of an employee benefit plan (e.g., a pension or profit sharing retirement plan) should consider among other things

(a) whether the investment is prudent under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), taking into account the needs of the plan and all of the facts and circumstances of the investment in the Trust; (b) whether the investment satisfies the diversification requirement of Section 404(a)(1)(C) of ERISA; and (c) whether the assets of the Trust are deemed "plan assets" under ERISA and the Department of Labor regulations regarding the definition of "plan assets."

MISCELLANEOUS

Trustee

The Bank of New York Mellon is the trustee of the Trust. It is a trust company organized under New York law. The Trustee is subject to supervision and examination by the Superintendent of Banks of the State of New York, the Federal Deposit Insurance Corporation and the Board of Governors of the Federal Reserve System. In connection with the storage and handling of certain Securities deposited in the Trust, the Trustee may use the services of Depository Trust Company. These services may include safekeeping of the Securities, computer book-entry transfer and institutional delivery services. The Depository Trust Company is a limited purpose trust company organized under the Banking Law of the State of New York, a member of the Federal Reserve System and a clearing agency registered under the 1934 Act.

Legal Opinion

The legality of the Units has been passed upon by Paul Hastings LLP, 200 Park Avenue, New York, New York 10166, as special counsel for the Sponsor.

Experts

The statement of financial condition, including the portfolio of investments, included in this Prospectus has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such statement of financial condition, including the portfolio of investments, is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

Sponsor

The Sponsor is, among other things, a registered investment adviser, a registered broker-dealer, a registered futures commission merchant, and a member of the New York Stock Exchange. The Sponsor is also a member of the Financial Industry Regulatory Authority. The Sponsor is one of the largest financial services firms in the United States with branch offices in all 50 states and the District of Columbia.

Morgan Stanley is a global firm engaging, through its various subsidiaries, in a wide range of financial services including:

•  securities underwriting, distribution, trading, merger, acquisition, restructuring, real estate, project finance and other corporate finance advisory activities

•  merchant banking and other principal investment activities

•  brokerage and research services

•  asset management

•  trading of foreign exchange, commodities and structured financial products and

•  global custody, securities clearance services, and securities lending.

The Sponsor and the Trust have adopted a code of ethics requiring employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to the Trust.

This Prospectus does not contain all of the information with respect to the Trust set forth in its registration statement filed with the Securities and Exchange Commission, Washington, DC under the Securities Act of 1933 (file no. 333-237378) and the Investment Company Act of 1940 (file no. 811-22966), and to which reference is hereby made. Information may be reviewed and copied at the Commission's Public Reference Room, and information on the Public Reference Room may be obtained by calling the SEC at 1-202-551-8090. Copies may be obtained from the SEC by:

•  electronic request (after paying a duplicating fee) at the following E-mail address: publicinfo@sec.gov

•  visiting the SEC internet address: http://www.sec.gov

•  writing: Public Reference Section of the Commission, 100 F Street, N.E., Washington, DC 20549-0104

Index

Investment Summary	2
Fee Table	6
Summary of Essential Information	7
Report of Independent Registered Public Accounting Firm	8
Statement of Financial Condition	9
Portfolio	10
Notes to Portfolio	12
Description of the Trust	13
Prior Series Performance and Hypothetical Back-Tested Performance	15
Risk Factors	17
Public Sale of Units	22
Market for Units	24
Redemption	24
Expenses and Charges	25
Administration of the Trust	26
Rollover Option	29
Reinvestment Plan	29
Resignation, Removal and Limitations on Liability	29
Taxes	30
Miscellaneous	33

Sponsor:

Morgan Stanley Smith Barney LLC
2000 Westchester Avenue
Purchase, New York 10577

Trustee:

The Bank of New York Mellon
2 Hanson Place, 12th Floor
Brooklyn, New York 11217
(800) 856-8487

When units of the Trust are no longer available, this Prospectus may be used as a preliminary prospectus for a future trust. In this case an investor should note that:

The information in this Prospectus is not complete with respect to future trusts and may be changed. No one may sell units of a future trust until a registration statement is filed with the SEC and is effective. This Prospectus is not an offer to sell units and is not soliciting an offer to buy units in any state where the offer or sale is not permitted.

No person is authorized to give any information or to make any representations with respect to this Trust not contained in this Prospectus and you should not rely on any other information. The Trust is registered as a unit investment trust under the Investment Company Act of 1940. Such registration does not imply that the Trust or any of its Units have been guaranteed, sponsored, recommended or approved by the United States or any other state or any agency or office thereof.

Prospectus

Optimized Equity Dividend Strategy, Series 10

Morgan Stanley Portfolios,
Series 40

CONTENTS OF REGISTRATION STATEMENT

A.   Bonding Arrangements of Depositor:

Morgan Stanley Smith Barney LLC (the Depositor) and its directors, officers and employees are covered by a Financial Institutions Bond with a limit of $200 million. Coverage is provided by ACE Global Markets (a Lloyds of London syndicate) and others.

B. This Amendment to the Registration Statement comprises the following papers and documents:

The Facing Sheet of Form S-6.

The Prospectus.

The Undertaking to File Reports.

The Signatures.

The Written Consents of Legal Counsel, Evaluator and Independent Registered Public Accounting Firm.

The following exhibits:

1.1                               Trust Agreement.

1.1.1                     Standard Terms and Conditions of Trust. Reference is made to Exhibit 1.1.1 to Pre-Effective Amendment No. 3 to the Registration Statement on Form S-6 of Morgan Stanley Global Investment Solutions — Contrarian Candidates Portfolio, Series 1 (File No. 333-195602) dated July 22, 2014.

1.2                               Certificate of Formation of Morgan Stanley Smith Barney LLC.   Reference is made to Exhibit 4 to the Registration Statement of Unit Investment Trusts Which are Currently Issuing Securities on Form N-8B-2 of Morgan Stanley Global Investment Solutions — Contrarian Candidates Portfolio, Series 1 (and Subsequent Series) (File No. 811-22966) dated May 14, 2014.

1.3                               Limited Liability Company Agreement of the Depositor.  Reference is made to Exhibit 5 to the Registration Statement of Unit Investment Trusts Which are Currently Issuing Securities on Form N-8B-2 of Morgan Stanley Global Investment Solutions — Contrarian Candidates Portfolio, Series 1 (and Subsequent Series) (File No. 811-22966) dated May 14, 2014.

2.1                               Form of Code of Ethics. Reference is made to Exhibit 2.1 to Amendment No. 1 to the Registration Statement on Form S-6 of Morgan Stanley Portfolios, Series 37 (File No. 333-233859) dated October 30, 2019.

3.1                               Opinion and Consent of Counsel as to the legality of securities being registered.

3.3                               Opinion of Counsel as to the Trustee and the Trust.

4.1                               Consent of Evaluator.

4.2                               Consent of Independent Registered Public Accounting Firm.

7.1                               Powers of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 of Morgan Stanley Portfolios, Series 15 (File No. 333-220028) dated August 18, 2017, and to Exhibit 7.1 to the Registration Statement on Form S-6 of Morgan Stanley Portfolios, Series 33 (File No. 333-232628) dated July 12, 2019.

UNDERTAKING TO FILE REPORTS

Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

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SIGNATURES

The Registrant, Morgan Stanley Portfolios, Series 40, identifies Morgan Stanley Global Investment Solutions — Contrarian Candidates Portfolio, Series 1, Morgan Stanley Global Investment Solutions — Opportunistic Dividend Strategy, Series 1, Morgan Stanley Global Investment Solutions — Thematic Strategies: Global Recovery, Series 1, Morgan Stanley Global Investment Solutions — Uncommon Values Trust, 2015 and Uncommon Values Growth & Income Series, 2015, Morgan Stanley Global Investment Solutions — International Uncommon Values, 2015 Series, Morgan Stanley Global Investment Solutions — Contrarian Candidates Portfolio, Series 2, Morgan Stanley Global Investment Solutions — Optimized Equity Dividend Strategy, Series 1, Morgan Stanley Global Investment Solutions—M.A.D.E. Portfolio, 2016, Morgan Stanley Global Investment Solutions—Global Best Business Models, Series 1, Morgan Stanley Global Investment Solutions—Momentum Strategy 2017, Morgan Stanley Portfolios, Series 19, Morgan Stanley Portfolios, Series 30, and Morgan Stanley Portfolios, Series 33 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

Pursuant to the requirements of the Securities Act of 1933, the Registrant, Morgan Stanley Portfolios, Series 40, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Purchase and State of New York on the 30th day of April, 2020.

MORGAN STANLEY PORTFOLIOS, SERIES 40
(Registrant)

By:	MORGAN STANLEY SMITH BARNEY LLC
(Depositor)

By:	/s/ MICHAEL B. WEINER
Executive Director

Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on April 30, 2020, by the following persons who constitute the principal officers and a majority of the Board of Directors of Morgan Stanley Smith Barney LLC:

SIGNATURE	TITLE

Andrew Saperstein	Chairman, President and Chief Executive Officer

Jed Finn	Director

James Janover	Director

Benjamin Huneke	Director

Jacques Adrien	Chief Financial Officer

By:	/s/ MICHAEL B. WEINER
(Attorney-in-fact*)

*An executed copy of each of the related powers of attorney is incorporated herein by reference as set forth in Exhibit 7.1.

S-2